Law Office of Stephen Seigel
January 9, 2014


<u>Law Office of Stephen Seigel</u>
30 Wildwood Garden
Suite H-1
Port Washington NY 11050
Phone (516) 449-5112
<u>Harvey1508@gmail.com</u>

January 9, 2014

<u>**VIA E-MAIL**</u>

Ms. Gowetski
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Ms. Gowetski
1 00 F Street, NE
Washington, DC 20549

      Re: Sharestates I, LLC
      Offering Statement on Form 1-A
      Filed December 9, 2013
      File No. 024-10373

Dear Ms. Gowetski

      We are responding to comments received from the staff of the Division of Corporation Finance (the **"Staff"**) of the Securities and Exchange Commission (the **"SEC"**) by email dated January 6, 2014 regarding Sharestates I, LLC's, Regulation A Offering Statement on Form 1-A referenced above. For your convenience, Sharestates I, LLC's, responses are prefaced by the Staff's corresponding comment in italicized text.

      Unless stated otherwise, the terms "we", "us", "our", "Fundrise", "Company", "Management", or similar terms collectively refer to Sharestates I, LLC.

<u>Part I – Notification</u>
<u>Item 1. Significant Parties, page 2</u>

1. Please revise to include the four principals of Sharestates, LLC as significant parties.

Response: In response to the Staff's comment, Sharestates I has revised its response to Item 1 to include the four principals of Sharestates, LLC as significant parties.

1

Law Office of Stephen Seigel
January 9, 2014

Item 5. Unregistered Securities Issued or Sold Within One Year, page 2

2. Please revise to include an analysis of how you determined the amount of Class A Membership Units to be issued to Sharestates, LLC. Refer to Item 5(a)(3) of Form 1-A.

Response: In response to the Staff's comment, Sharestates I has revised its response to Item 5 to include an analysis of how we determined the amount of Class A Membership Units to be issued to Sharestates, LLC. Note – No direct formula was used.

3. Please specifically state the Securities Act exemption upon which you relied in issuing the Class A Membership Units. Refer to Item 5(c) of Form 1-A. Note that even though the units were issued as compensation, an exemption or registration is still required under the Securities Act.

Response: In response to the Staff's comment, Sharestates I has revised its response to Item 5 to specifically state the Securities Act exemption upon which we relied in issuing the Class A Membership Units.

Part II Offering Circular
Cover Page

4. Please include a statement that you have a right of repurchase and briefly describe the circumstances under which you may repurchase.

Response: In response to the Staff's comment, Sharestates I has revised its cover page to include a statement that we have a right of repurchase and briefly describe the circumstances under which we may repurchase.

Offering Circular Summary, page 8

5. We note that you are a party to an agreement to fund the development of the Property. Please tell us whether you have an irrevocable right to develop the Property. If not, please discuss how offering proceeds will be used in the event the Property is not developed.

Response: Yes, Sharestates I, LLC, has an irrevocable right to develop the Property.

6. We note that you may outsource certain management responsibilities to Lenox Platinum LLC and that Lenox Platinum acquired the property in 2007. Please revise to describe your relationship with Lenox Platinum, identify the principals of Lenox Platinum and explain what you mean by the statement that you are a 40% parent in the development of the property and you expect to yield a certain amount in net profits. We may have further comment.

Response: In response to the Staff's comment, Sharestates I has revised the Offering Memorandum to describe our relationship with Lenox Platinum, identify the principals of Lenox Platinum and explain what we mean by the statement that we are a 40% partner in the development of the property and we expect to yield a certain amount in net profits.

Risk Factors, page 13

7. We note that the preamble to the Risk Factors section states that a number of risks are set forth in this section. Please revise to clarify that the risks are those that you consider to be the most substantial to an investor in this offering.

Response: In response to the Staff's comment, Sharestates I has revised the preamble to the Risk Factors section to clarify that the risks are those that we consider to be the most substantial to an investor in this offering.

Description of the Company's Business, page 24

8. Please provide us provide us support for all quantitative and qualitative business and industry data used in the offering statement. Clearly mark the specific language in the supporting materials that supports each statement. In addition, please provide us with copies of any study or report that you cite or on which you rely, including the analysis prepared by Corcoran Real Estate Group referenced on page 28. Clearly mark the materials to identify the portions that support your disclosure. Please confirm that any other industry reports or studies on which you rely were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the expert's consent as an exhibit to the registration statement. The requested information should be filed as EDGAR correspondence, or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. We may have further comment.

Response: In response to the Staff's comment, Sharestates I has revised this section to include the following statement. **"Please note the following cost/profit analysis is only a projection and actual results may be materially different. There is no guarantee that you will ever achieve any revenue or profit."** Furthermore, a copy of the analysis and consent prepared by Corcoran Real Estate Group has been included as an exhibit to support our sales projections. The Corcoran Real Estate Group analysis was prepared for the Developer, Lenox Platinum LLC. Support for all other Market and Neighborhood data was derived from a Property Evaluation & Marketing pamphlet prepared by Terra CRG Commercial Realty Group. The information was preliminarily prepared for the Developer, Lenox Platinum LLC. This was not an expert opinion but a consultation. No other industry reports or studies were relied upon in this Offering Memorandum. Neither we, nor Lenox Platinum compensated the parties that prepared these reports or studies.

Law Office of Stephen Seigel
January 9, 2014

Key Financial Projections, page 25

9. We note you have included projections for certain items including sales price per unit and total profit. Please explain to us how you determined it would be appropriate to include this information in your document, including the reasonable basis for your projections. To the extent you are able to conclude you have a reasonable basis for your projections, please revise your disclosure to briefly describe the basis for your projections, including both your projected expenses and projected revenues. Please revise to highlight that such amounts are only projections and there is no guarantee that you will ever achieve any revenue or profit.

Response: In response to the Staff's comment, Sharestates I has revised this section to include the following disclosure, **"Please note the following cost/profit analysis is only a projection and actual results may be materially different. There is no guarantee that you will ever achieve any revenue or profit"** and **"All projections provided herein are based on an analysis prepared by the Corcoran Real Estate Group and Cost analysis reviewed by Banco Popular. A copy of the Corcoran analysis is attached hereto as Exhibit 15b."** Our reasonable basis for these projections were based on the analysis prepared by Corcoran Real Estate Group, a copy of which with consent has been include as an exhibit in our amended filing. The projected expenses were verified by Banco Popular, the Bank providing the construction loan in the development of the Property.

10. We note that some of the discussion in this section appears promotional, rather than factual, such as your assertion on page 25 that the Property makes an excellent space for a luxury condominium development and the biography for Marco Auteri on page 28. Please revise the offering circular to remove such promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. In addition, please clarify the role of Marco Auteri and Corcoran Real Estate Group in the development of the property and their relationship to you. Please revise to quantify any fees to be paid to Marco Auteri and Corcoran Real Estate Group.

Response: In response to the Staff's comment, Sharestates I has revised this section to remove such promotional statements and the biography of Marco Auteri. Marco Auteri is an employee of the Corcoran Real Estate Group who will be marketing the condominium units upon completion. Neither Marco Auteri nor the Corcoran Real Estate Group have a role in the "development" of the Property. There is no preexisting relation with either of these parties. This section has also been revised to disclose the percent based fee to be paid to the Corcoran Real Estate Group for their services in selling the condominium units.

11. Please revise to provide more detail regarding your plan of operation for the next twelve months, including whether you believe the proceeds from this offering will satisfy your cash requirements or whether it will be necessary to raise additional funds. In addition, please revise to provide a timeline or dates for expected milestones in connection with the development of the property.

Response: In response to the Staff's comment, Sharestates I has revised the "Management of the Property" section to provide more detail regarding our plan of operation for the next twelve months and to provide a timeline of dates for expected milestones in connection with the development of the property. We believe the proceeds of this offering will satisfy our cash requirements. If the Company needs additional capital we will attempt to attain said capital as outlined by our Operating Agreement and Offering Memorandum.

12. Please include disclosure of some balancing property risks following the key property strengths on page 25.

Response: In response to the Staff's comment, Sharestates I has revised the Offering Memorandum to include disclosure of some balancing property risks following the key property strengths.

The Parent Company, page 31

13. Please provide the estimated fees in dollars based on the estimated amounts of the sale, development, and leasing of the property, and asset management.

Response: In response to the Staff's comment, Sharestates I has revised the Offering Memorandum to include the estimated fees in dollars based on the estimated amounts of the sale, development, and leasing of the property, and asset management.

Management, page 40

14. Please disclose the amount of time each of the principals plans to devote to Sharestates I, LLC.

Response: We cannot disclose a specific amount of time for each principal. The amount of time each principal devotes to Sharestates I, LLC, will be highly subjective and dependent on project progression and development. However, we will commit enough time as necessary to ensure the successful completion of the project to our best ability.

Description of Units and Summary of the Operating Agreement, page 44

15. Please revise to clarify whether your general right to repurchase requires that you repurchase all the units or whether you can select units for repurchase in your discretion. Also, please disclose the amount at which you may repurchase units in the event you elect to exercise your right of repurchase, or alternatively describe in more detail how you would determine the amount at which you would repurchase units.

Response: In response to the Staff's comment, Sharestates I has revised the Offering Memorandum to clarify whether our general right to repurchase requires that we repurchase all the units or whether we can select units for repurchase in our discretion. The amount at which we may repurchase units in the event we exercise our right of repurchase will be determined by an outside independent third party appraisal as selected by the Parent. The repurchase price will be

solely dependent on said Appraisal and we cannot include more detail on how the amount will be determined. The purpose of the independent third party appraisal is to ensure impartiality.

16. Please expand your disclosure to discuss under what circumstances you may choose to exercise personal conduct repurchase rights.

Response: The disclosure states that Members will be subject to this right "In the event that an Investors fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Parent Company in its sole discretion." The purpose of this repurchase right is to protect the interest of the Company and its Members. The disclosure is intentionally broad to ensure adequate protection of all Members.

Signatures

17. Please identify who is signing in their capacity as chief executive officer and chief financial officer of the company. Please see Instruction 1 to the Signatures section of Form 1-A.

Response: In response to the Staff's comment, Sharestates I has revised the Offering Memorandum to clarify who is signing in their capacity as chief executive officer and chief financial officer of the company.

Financial Statements
General

18. We note that Sharestates I, LLC is a limited liability company, and that Sharestates, LLC is the managing member. Please tell us why you have not included the balance sheet of Sharestates, LLC. For reference, please see related guidance on limited partnerships in Part F/S of Form 1-A.

Response: The balance sheet for Sharestates, LLC, was mistakenly not included. The balance sheet is not included for review. We apologize for any inconvenience.

19. Please revise your financial statements and notes thereto in an amended filing to address the heading requirements for development stage companies as well as the other requirements under Topic 915 of the Accounting Standards Codification.

Response: In response to the Staff's comment, Sharestates I has revised its financial statements and notes thereto in an amended filing to address the heading requirements for development stage companies.

20. We note that you have disclosed in Note 1 Organization that the parent company loaned $150 to you. Please advise why you have recorded equity in the same amount on your balance sheet if this was a loan and why you have recorded the amount as contributed equity on the statement of cash flows if this was a loan. Finally, please tell us how cash on your statement of cash flows as of December 2, 2013 reconciles to cash on your balance sheet.

Law Office of Stephen Seigel
January 9, 2014

Response: This was a mistake. The Notes and Financial Statement have been revised to correctly indicate the $150 as a loan. The cash on our statement of cash flows and balance sheet should not correctly reconcile.

21. Please confirm for us that the company is not required to have audited financial statements prepared for any other purpose.

Response: Our Company is not required to have audited financial statements prepared for any other purpose.

Report of Lipton & Associates LLP

22. We note that your report has a date at the top which does not match the date at the bottom of your report. Please have your auditors provide a revised review report in an amended filing on Form 1-A which is correctly dated and updated to match the indication in your financial statements that your business is a development stage company.

Response: In response to the Staff's comment, Lipton & Associates LLP has revised the review report in an amended filing on Form 1-A which is correctly dated and updated to match the indication in our financial statements that our business is a development stage company.

Exhibit 11

23. Please resubmit the legal opinion with a recent date included. We note that the legal opinion is currently not dated.

Response: In response to the Staff's comment, we are resubmitting the legal opinion with a recent date included.

We appreciate the Staffs comments and request the Staff contact Sharestates I, LLC, at (212) 201-0750 or by email at SharestatesI@sharestates.com with any questions or comments regarding this letter.

Warmest Regards,

Stephen Seigel, Esq.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHING D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

"SHARESTATES I, LLC"

(Exact name of issuer as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

11 Middle Neck Rd Suite 400A, Great Neck, New York 11021

(212) 201-0750

(Address, including Zip code, and telephone number, including area code of issuer's principal executive office)

11 Middle Neck Rd Suite 400A, Great Neck, New York 11021

(212) 201-0750

Attn: Allen A. Shayanfekr

(Name address, including zip code, and telephone number, including area code, of agent of service)

6500 (Primary standard Industrial Classification Code Number)	46-4231221 (I.R.S Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I – NOTFICATION

ITEM 1. Significant Parties

Name	Business Address	Residential Address
Sharestates, LLC (Issuer's parent owner, record owner, promoter & affiliate)	11 Middle Neck Rd Suite 400A, Great Neck New York 11021	N/A
Allen Shayanfekr (Parent owner's CEO, promoter & affiliate)	11 Middle Neck Rd Suite 400A, Great Neck New York 11021	29 West Ct, Roslyn Heights, New York 11577
Radni Davoodi (Parent owner's COO, promoter & affiliate)	11 Middle Neck Rd Suite 400A, Great Neck New York 11021	18 Woods Drive Roslyn, New York 11576
Raymond Davoodi (Parent owner's Principal, promoter & affiliate)	11 Middle Neck Rd Suite 400A, Great Neck New York 11021	65 Macgregor Roslyn Heights, New York 11577
Wayne Geffen (Parent owner's Principal, promoter & affiliate)	11 Middle Neck Rd Suite 400A, Great Neck New York 11021	1044 Fordham Lane Woodmere, New York 11598
Stephen Seigel, Esq. (Issuer's Counsel)	30 Wildwood Garden Suite H-1 Port Washington, NY 11050	N/A

ITEM 2. Application of Rule 262

(a, b) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 and, as a result, no such application for waiver of disqualification has been applied for, accepted, or denied.

ITEM 3. Affiliate Sales

This proposed offering does not involve the resale of securities by affiliates of the Sharestates I, LLC (the "Company").

ITEM 4. Jurisdiction in Which Securities Are to be Offered

(a) The securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

(b) The securities in this proposed offering shall be offered in the following jurisdictions, subject to qualification in each state, as and if necessary: New York.

The securities to be offered in connection with this proposed offering shall be offered by the Parent Owner, on behalf of the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) Upon its foundation and organization, the Company issued 100% of its Class A Membership Units to Sharestates LLC (the "Parent Company"). Class A Membership Units consist of 10.01% of the total shares available in the Company (21,445 Units). Sharestates LLC received its Class A Membership Units in exchange for bringing this deal together, contributing its time, member resources, guidance, experience, continued management through completion, and startup expenses associated with the Company. Standard industry fees for real estate syndication consist of "Acquisition Fees" ranging from 1%-5% of the acquisition costs, "Asset Management Fees" typically at 1% across various components as described in the Manager's Fee Schedule, and "Equity Participation" ranging from 5%-50% depending upon the syndicators experience and details of the deal. Given the experience of the Sharestates, LLC, management and the projections of the management regarding this deal, management has reserved a flat 10.01% equity participation in the transaction. No specific formula was utilized in arriving at this figure.

(b) See subsection (a).

(c) The issuance of Class A Membership Units to Sharestates LLC was made without registration under the Securities Act of 1933 in reliance on the exemption provided by Rule 506 of Regulation D promulgated thereunder. A Form D will be filed within 2 weeks of the date of this amendment.

ITEM 6. Other Present or Proposed Offerings

Neither the issuer nor any of its affiliates is contemplating any other offering of securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Neither the Company nor anyone named in Item 1, nor any selling security holder is aware of any arrangement:
(1) To limit or restrict the sale of other securities of the same class of those to be offered for the period of distribution;
(2) To stabilize the market for any of the securities to be offered; or
(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) There is no underwriter to confirm sales to any accounts.

ITEM 8. Relationship with Company of Experts Named in Offering Statement

No experts were employed on a contingent basis or otherwise, nor have they any material interest in the issuer of any of its affiliated companies, their members or their agents.

ITEM 9. Use of a Solicitation of Interest Document

The Company has not used a publication, whether or not authorized by rule 254, prior to the filing of this notification.

PART II

OFFERING CIRCULAR

Sharestates I, LLC

11 Middle Neck Road Suite 400A, Great Neck New York, 11021

(212) 201-0750

Dated: December 5, 2013

19,300 Class B Membership Units.

This Offering Circular relates to the offering (the "Offering") of up to 19,300 Class B Membership Units (the "Units") in Sharestates I, LLC (the "Company, "we" or "us"). Each Unit will represent the right to 0.0000466% of the net profit distributions of the Company and a return of all invested capital. The Units will have no voting rights. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 19,300 Units, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Parent Company (the "Offering Period"). See the section entitled "Distributions" for a discussion of the term "net profit distributions."

This Offering is being conducted on a "best efforts" basis, which means the managers of our Parent Company (Radni Davoodi, Raymond Davoodi, Allen Shayanfekr, and Wayne Geffen) will use their commercially reasonable best efforts in an attempt to sell the Units. The Parent Company will not receive any commission or any other remuneration for these sales. In offering the Units on our behalf, the Parent Company will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Units will be offered for sale at a fixed Price of $100 per Unit. If all of the Units are purchased, the gross proceeds to us will be $1,930,000. However, since the Offering is being conducted on a "best-efforts" basis, there is no minimum number of Units that must be sold, meaning we will retain any proceeds from the sale of the Units sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to a refund and could lose their entire investment.

Our Units are not listed on any national securities exchange or on the over-the counter inter-dealer quotation system. There is currently no market for our Units and under the terms of the Company's Operating Agreement, dated December 5, 2013 and attached as exhibit 3 (the "Operating Agreement"), the Units generally may not be sold, transferred assigned pledged or disposed of, in whole or in part, without the prior written consent of the Parent Company. The Parent Company may, at some point in time, provide a private market to its registered members should the volume of affiliate offering companies warrant such an addition. However, there is no guarantee of such an addition and the decision to do so lies solely with the managers of the Parent Company. If such a market is introduced, it will be introduced in accordance with Broker-Dealer registration and Regulation ATS.

The issuer, Sharestates I, LLC, has several repurchase rights as described in the Company's Operating Agreement. The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. In the event that the Company elects to repurchase all

of the Units, the purchase price will be determined by an outside, independent appraiser appointed by the Parent Company. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice to the Members of its decision to repurchase Units.

Furthermore, in the event that an Investors fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Parent Company in its sole discretion, the Parent Company may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value. Lastly, in the event that an Investor brings any suit, legal action or proceeding involving any dispute against the Company, the Parent Company in its sole discretion may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.

These are speculative securities. Investment in the Units involves significant risk. You should purchase these securities only if you can afford a complete loss of your investment. See the "Risk Factors" section on page 13 of this Offering Circular for a discussion of the following and other risks:

- o Since its inception through December 5, 2013, the Parent Company has recorded a net loss and has had no revenue;
- o The Company has no operating history, and the Parent Company has a lack of experience in developing projects similar to the Property.
- o The Company has not established any minimum offering amount, and there is no assurance that the Company will raise sufficient funds to carry out its business objectives;
- o The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset;
- o The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of your investment;
- o Your investment is highly illiquid and the Company does not guarantee any liquidity options;
- o If the Company was to become subject to the Investment Company Act of 1940 (the "1940 Act") it could have a material adverse effect on the Company, and it is probable that the Company would be terminated and liquidated; and
- o The interest of the Parent Company, the principals, and its other affiliates may conflict with your interests.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Commissions	Net Proceeds (25% of	Net Proceeds (50% of	Net Proceeds (75% of	Net Proceeds (100% of

			Units Sold)	Units Sold)	Units Sold)	Units Sold)
Per Unit	$100	N/A	$100	$100	$100	$100
Total (1)	N/A	N/A	$482,500	$965,000	$1,447,500	$1,930,000

(1) Before deducting expenses of the Offering, which are estimated to be approximately $10,000

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT; ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNITS HAVE NOT BEEN QUALIFIED UNDER THE SECURITIES LAW OF ANY STATE OR JURISDICTION. WE PLAN TO QUALIFY THE OFFERING WITH THE STATE OF NEW YORK AND THE SECURITIES REGULATORY BODIES OF OTHER STATES AS WE MAY DETERMINE FROM TIME TO TIME. WE MAY ALSO OFFER OR SELL UNITS IN OTHER STATES IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE LAWS OF THOSE OTHER STATES.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY US.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES BY ANYONE IN ANY JURSIDCITION IN WHICH SUCH OFFER OF SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO.

THESE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NO CONDOMINIUM UNITS WILL BE OFFERED OR SOLD BY THE ISSUER, OR ANY AFFILIATES OF THE ISSUER, UNLESS AN OFFERING PLAN HAS BEEN FILED WITH THE NEW YORK ATTORNEY GENERAL.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE
COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT
OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE
CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN
THIS OFFERING CIRCULAR.

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all of the information that you should consider before investing in the Units.

You should carefully read The entire Offering Circular, especially concerning the risks associated with the investment in the Units discussed under the "Risk Factors" section.

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to Sharestates I, LLC, a Delaware limited liability company.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Notes Regarding Forward-Looking Statements."

Our Business

General

Sharestates I, LLC is a development stage company that was formed on December 5, 2013, as a Delaware limited liability company. Our executive offices are located at 11 Middle Neck Road Suite 400A, Great Neck, New York 11021. (212) 201-0750. The sole purpose of the Company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 345 Lenox Road, Brooklyn New York 11226 (the "Property"). We have a limited operating history and have generated no revenue.

Our Parent Company, Sharestates LLC, a Delaware limited liability company, owns all of our Class A Membership Units, giving it sole voting and management rights. Therefore, our Parent Company has control over the management of the Company and the management and development of the Property. The Company is controlled by the Parent Company, whose co-managers (Radni Davoodi, Ray Davoodi, Allen Shayanfekr and Wayne Geffen) together, control all of the Parent Company's management and voting rights. Our Parent Company may outsource certain management responsibilities to Lenox Platinum LLC (the "Developer"), a New York Limited Liability Company. The subject property was purchased by Al Bokhour as the principal of Lenox Platinum, LLC, in 2007. Al Bokhour and Sharestates I, LLC, are currently the sole members of Lenox Platinum LLC. Sharestates I, LLC, is party to an agreement with Lenox Platinum to fund $1,920,000 of the development costs of the Property. Sharestates I, LLC, is entitled to a return of invested capital plus 40% of the profits from the development and eventual sale of the property.

The Property

The Property is located at 345 Lenox Road, Brooklyn New York 11226. The Property is currently a vacant lot with approved plans for a 22 unit 7 story luxury condominium building in Prospect Lefferts Gardens, Brooklyn. Amenities include full lobby, gym, and owner lounge on first floor. Floor plans are available upon request. The Property is located approximately 100 feet away from Kings County hospital

and SUNY Downstate Medical Center and located a few hundred feet from the 2 and 5 trains which offer a 20 minute commute to Manhattan.

The Company is party to an agreement to fund the development of the Property estimated at $7,800,000 ($1,930,000 to be funded by the Company). The proceeds of this Offering, the equity of the Developer, and the Developer's personal guarantee will be used as leverage for a construction loan covering the remaining balance of the development. In the event that the proceeds received in this Offering are insufficient to develop the Property, the Managers and/or one or more of their affiliates may loan or obtain a loan for the Company necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans to the Company, with interest.

The Business Plan

The Developer currently plans to break ground on the Property on or about December 4, 2013. Following the consummation of this Offering, all proceeds will be used as leverage for a $5,400,000 construction loan. The total development time of the Property is estimated at 18-24 months from commencement. The total funds necessary for completion of this project is approximately $7,800,000. Based on past performance of the developer, the nature of the up and coming neighborhood, and its close proximately to Kings County hospital, SUNY Downstate Medical Center, and Manhattan, we and the Corcoran Real Estate Group believe the final product will yield $10,727,550.00 in net revenue after closing costs and brokers' commissions. Sharestates I, LLC, is a 40% partner in the development of the Property and expects to yield approximately $1,171,020 in net profits to be distributed amongst members. In the event that any of the 22 units are not sold, the business plan and projections provide for rental fallbacks which will provide "Cash Flow" to members. Total profits from the project are anticipated to be $2,927,550 ($10,727,550-$7,800,000). Sharestates I, LLC, is entitled to 40% of those profits yielding $1,171,020. All Investors will receive a return of invested capital plus their proportionate share of the estimated $1,171,020 profit.

The Property was acquired by the Developer in 2007 for $775,000 and currently holds a mortgage for $695,000. The Developers equity in the project accounts for approximately $480,000 inclusive of approved plan, demolition, and carrying costs. The proceeds of this Offering will be used in tandem with the Developers equity and personal guaranty to obtain the construction loan. The Company and Developer expect to sell or refinance the Property within 18-24 months. For a more detailed look at expenses, projected sales, and rental fall backs see the section entitled "Description of the Company's Business."

The Offering

ITEM	Description
Issuer	Sharestates I, LLC, a Delaware limited liability company.
Parent Company	Sharestates, LLC, a Delaware limited liability company.

Manager	Sharestates, LLC, a Delaware limited liability company.
Security Offered	Class B Membership Units. Each Unit will represent the right to a return of invested capital and 0.0000466% of the distributions of net Cash Flow or Proceeds of the Company (subject to dilution in the case of the issuance of more than 19,300 Class B Membership Units, or other interests).
Price per Unit	$100
Total Offering	$1,930,000
Minimum Investment	$100
Offering Period	The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 19,300 Units, (2) one year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Parent Company. The Offering may be terminated at our election at any time.
Investors	Those persons who purchase Units in accordance with the terms of this Offering. The Parent Company and/or one or more of its affiliates may participate in the Offering on the same terms as other investors.
Interest Holders	Those persons who hold an interest in the Company as a member of the Company.
Parent Company Fee Schedule	Sale of the Property: 1% of the sales price of the Property; Development of the Property: 1% of total development costs, including the acquisition of the property; Leasing of the Property: (A) 3% of base rent of initial term, and (B) 1% of renewal term; Asset Management: 1% of any cash investment in the Property per year; Financing: 1% of the amount of any financing of the Property; Guarantee Fee (Recourse): (A) 1% of the principal amount of any recourse loan, and (B) 1% of the full loan amount; and Guarantee Fee (Non-Recourse): 1% of the principal amount of any non-recourse loan.
Voting Rights	Investors will have no rights to contribute to, direct, or vote on the management of the Company's affairs, including whether or not the Company should dissolve.
Distributions	All Cash Flow shall be distributed and applied by the Company in the following order of priority. (1) to the payment of all debts and liabilities of the Company then due and payable (including operating costs), excluding all debts and liabilities due to any Interest Holder; then (2) to the payment, on a pro-rata and pari passu basis, of any outstanding principal amount of any loan made by any

	Interest Holder; then (3) to the Interest Holders on a pro-rata and pari passu basis in proportion to their percentage interests. See the "Distributions" section. **No assurances can be made as to the timing or amount of cash distributions to Investors or whether any cash distributions in fact will be made.**
Dilution	Following this Offering, assuming all the Units are sold, the Class B Membership Units will equal 89.99% of all outstanding and issued membership interests of the Company, and the Parent Company as the sole Class A member shall hold a 10.01% interest.
Use of Proceeds	The net proceeds of this Offering will be used (1) As leverage in tandem with the Developer's equity and personal guarantee to obtain a construction loan (2) to create a contingency fund for development of the Property, and/or (3) for working capital. Expenses of the Offering are expected to be approximately $10,000
Transfer Restrictions	The Operating Agreement restricts the transferability of the Units, except (1) to an immediate family member (spouse, parent, grandparent, child, or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (2) with the consent of the Parent Company or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The Operating Agreement also provides for a "Right of First Refusal", which allows the Parent company the right to purchase any interest which is offered for sale or otherwise disposed of for compensation. The transfer of any Unit in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom Units are attempted to be transferred in violation of the Operating Agreement will not be entitled to receive distributions from the Company or have any other rights in or with respect to the membership rights.
General Repurchase Rights	The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. In the event that the Company elects to repurchase all of the Units, the purchase price will be determined by an outside, independent appraiser appointed by the Parent Company. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice to the Members of its decision to repurchase Units.
Personal Conduct Repurchase Rights	In the event that an Investors fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Parent Company in its sole discretion, the Parent Company may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.

Litigation Repurchase Rights	In the event that an Investor brings any suit, legal action or proceeding involving any dispute against the Company, the Parent Company in its sole discretion may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.
Liquidity of Units	There is no public market for the Units at this time. The Parent Company will monitor Member activity and, should the volume of outside trades warrant the development of a trading system, the Parent Company in its sole discretion may elect to develop a trading platform in accordance with Broker-Dealer licensing and Regulation ATS. Moreover, in the interim while no such platform exists, Members may offer their Units for sale in accordance with the Operating Agreement and also to the Parent Company. However, there is no guarantee that the Parent Company will be able to accommodate and accept any such offer. The Company does not intent to offer any additional liquidity options to investors.
Exchange Act Disclosure	The Company is not required to provide disclosure pursuant to the Exchange Act.
Risk Factors	An investment in the Company is highly speculative and involves substantial risks. Prospective Investors should carefully review and consider the factors described under the "Risk Factors" section below.

We plan to register the Offering with the securities regulators in New York, and such other state securities regulators as we may determine from time to time. We may also offer or sell Units in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this Offering in any jurisdiction that this Offering is not registered. This Offering is being conducted on a "best-efforts" basis, which means the managers of our Parent Company (Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen) will attempt to sell the shares to prospective Investors without the use of an underwriter. We will not pay any commission or other remuneration to Sharestates LLC for these efforts. Sharestates 1 LLC intends to utilize the Sharestates LLC platform as a part of their efforts in offering and selling Units; however, Sharestates LLC will not receive any commissions or other remuneration for providing this service.

We are a Delaware limited liability company. We maintain principal executive offices at 11 Middle Neck Road Suite 400A, Great Neck New York 11021. Our telephone number is (212) 201-0750 and our email is Sharestates1@sharestates.com.

RISK FACTORS

An investment in the Company carries risks, a number of which, that we consider to be the most substantial to an investor in this offering, are set out below including those related to the Company, those related to the Offering, and those related to taxes. In addition to those risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential Investors should keep in mind other possible risks that could be important.

This is a speculative investment, and the value of your investment in the company may decrease significantly or entirely. You should not make an investment in the Company if you are unable to bear the loss of your entire investment. You should only consider an investment in the Company after considering the following risks and consulting with your investment, legal, and tax advisors.

RISKS RELATED TO THE COMPANY'S BUSINESS

Parent Company's net loss and lack of revenue.

Since its inception through December 5, 2013, our Parent Company has recorded a net loss and has had no revenue. Such losses have been due to the expenses related to start-up costs incurred as the Parent Company grew its business and established the Company. There can be no assurance that the Parent Company will generate significant revenue or be profitable in the future. If the Company is not profitable, it may need to curtail or cease operations, or seek additional revenue through the sale of its Class A Membership Interests.

The Company may require additional capital and may be unable to obtain such capital on favorable terms or at all.

In the future, we may need to raise additional capital through the issuance of additional membership interests or securities convertible into membership interests. If we issue additional membership interests or convertible securities, our then existing Interest Holders may face substantial dilution. In additional to diluting our then-existing Interest Holders, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and renovation or redevelopment of the property. Equity interests in the subsidiaries of the Company planned to hold title to the Property may also be publically or privately offered. Such offering would have the effect of indirectly diluting members of the Company. Currently, we do not have any arrangements for any financing for the sale of the membership interests or any other method of financing, and we can provide no assurances to Investors that we will be able to obtain any financing when required on favorable term or at all. The only cash immediately available to us is the cash we raise through the subscription of these securities.

The Company has not established any minimum offering amount and there is no assurance that the Company will raise sufficient funds necessary to carry out its business objectives.

The Company has not established any minimum offering amount that must be raised to carry out the business objectives contemplated in the offering document. There is no assurance that the Company will raise sufficient funds to carry out its business objectives, including payment of offering expenses,

provision for tenant allowance, establishment of debt service reserves, provision for other construction cost contingencies and other working capital needs.

The Company has no operating history, and the Parent Company has a lack of experience in developing projects similar to the Property.

The Company was recently organized and has no history of operations. The Company therefore should be considered a development stage company, and its operations will be subject to all of the risks inherent in the establishment of a new business enterprise. Including, but not limited to, hurdles or barrier to the implementation of its business plans. Further, because there is no history of operations there is also no operating history from which to evaluate the Parent Company's and Management Company's ability to manage the Company's operations and achieve its goals or the likely performance of the Company. Prospective Investors should also consider that the Parent Company, the principals and its other affiliates have not previously developed a project similar to the Property, although the principals and other affiliates of the Parent Company have experience in acquiring, renovating, redeveloping, repositioning, operating and selling various real estate properties. No assurances can be given that the Company can operate profitably.

The Property is planned to be the Company's principal asset, and factors outside of the Company's control could significantly decrease the value of that asset.

The Property is planned to be the Company's principal asset. The prospects of the Company depend upon the Property maintaining its rental and resale value or increasing in such value. The typical risks relating to an investment in real estate will apply to the Property and its value. These include, but are not limited to:

- o Changes in the general economic climate and market conditions, those applicable to New York or those applicable to the town and surrounding areas of the Property;

- o Changes in the occupancy or rental rates of the Property or, for a property that requires new leasing activity, a failure to lease the Property in accordance with the projected leasing schedule;

- o Complications involving the renovation or redevelopment of the Property;

- o Limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Property difficult;

- o Unanticipated increases in real estate taxes and other operating expenses;

- o Environmental considerations;

- o Zoning laws and other governmental rules and policies; and

- o Uninsured losses including possible acts of terrorism or natural disasters.

Any one or more of the preceding factors could materially adversely affect the value of the Property. If the value of the Property were to decrease significantly, the Company may not be able to repay mortgages

on the Property or obtain new financing to repay outstanding loans on favorable terms, if at all. Additionally, if the value of the Property were to decrease and the Company were to choose to sell the Property, liquidate and distribute its remaining asset after paying liabilities, you might not recover the amount of your investment, if you were to receive any funds at all.

The Property is currently vacant and we may be unable to find a buyer or tenant.

The Property is currently vacant. The Company may not be able to find a buyer or tenant willing to purchase or rent the Property on commercially reasonable terms or at all. If the Company is unable to secure a buyer or tenant for the Property, the Company may have no revenue or Cash Flow, may require additional capital to maintain the Property, and may be forced to find a tenant. If the Company cannot find a suitable buyer or tenant, in a reasonable amount of time or at all, it may not receive any revenues at all and it may be forced to find additional financing to cover the costs of the property operating costs, debt service, insurance, and real estate taxes.

The ability of any new business to continue as a going concern is uncertain, and a default by tenants or buyers could result in the Property becoming vacant and difficult to re-lease or re-sell.

In the event that a tenant defaults on a lease, the Property may become vacant, and we may be unable to either re-lease the Property for the rent due under the lease or to re-lease the Property without incurring additional expenditures related to the Property. In addition, we could experience delays in enforcing our rights against, and collecting rents and other expenses due from the tenant. Finally, we may have to incur substantial expenditures in connection with any re-leasing. Any delay or substantial expenditures we experience in re-leasing the Property, or any difficulty in re-leasing the Property at acceptable rates, may reduce the cash available to make distributions to our Interest Holders. Furthermore, delays or defaults by buyers may prolong distributions, if any, to our Interest Holders.

The Company's investment is speculative.

Investing in real estate such as the Property involves an inherent exposure to fluctuations in the real estate market, including the availability of financing, increases in mortgage rates and borrowing rates and general economic conditions, and there is no assurance that the Company's investment strategy will be successful. The Property may not be easy to liquidate, and the Company may not be able to sell the Property at market value or at all if the Company determines that it is an appropriate time to sell the Property.

The Company has no operating history, and the Parent Company has a lack of experience in developing projects similar to the Property.
The Company was recently organized and has no history of operations. The Company therefore should be considered a development stage company, and its operations will be subject to all of the risk factors inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of its business plan. Further, because there is no history of operations there is also no operating history from which to evaluate the Parent Company's ability to manage the Company's operations and achieve its goals or the likely performance of the Company. Prospective investors should also consider that the Parent Company, the principals and its other affiliates have not previously developed a project similar to the Property, although the principals and other affiliates of the Parent

Company have experience in acquiring, renovating, redeveloping, repositioning, operating and selling various real estate properties. Furthermore, the Developer has experience with several other projects of this size, type, and scope. However, no assurances can be given that the Company can operate profitably.

The Company will face competition.

The Company will face competition from other persons leasing and developing land and Property in the New York area, particularly within the town and surrounding neighborhoods where the Property is located. A lower number of competitors makes us vulnerable to competitors that act irrationally or are able to operate at zero or negative margins, have longer operating histories, more market experience or contacts, or greater financial resources than the Company. The Company may not be able to compete effectively.

The Company may face competition from the Parent Company.

The Company may also face competition from properties owned or controlled by affiliates of the Parent Company. At this time, there is no competition from affiliates nor properties owned by affiliates in the surrounding areas. However, affiliates may acquire other property in the same neighborhood or surrounding areas as the Property.

The Company may be subject to the risks of leverage.

The Company may obtain a mortgage on all of the Property and may be required to not exceed certain debt service coverage ratios and the loan to value amounts. If its operations of the Property deviate in any material adverse respect from those projected when giving such a mortgage, the Company may not have sufficient Cash Flow to service the required indebtedness as to a particular property. If the Company cannot do so, regardless of the cause, the Company will face risk of forfeiture or foreclosure of its interest in the Property.

The Parent Company's and other affiliated companies' liability will be limited.

Pursuant to the Operating Agreement, the Management Company, the Parent Company, the principals and its other affiliates will not be liable to the Company or any members for any damages, losses, liabilities, or expenses (including reasonable legal fees, expenses and related charges and costs of investigation) unless one of those parties is guilty of gross misconduct, fraud or criminal activity. Thus, members will have limited recourse against those parties. The Operating Agreement also provides that the Company will indemnify, hold harmless and waive any claim against the Managing Company, Parent Company, the principals and its other affiliates, for any and all losses, damages, liability claims, causes of action, omissions, demands and expenses or any other act or failure to act arising from or out of the performance of their duties to the Company under the Operating Agreement or as a result of any action which the Managing Company or its affiliates is requested to take or refrain from taking by the Company unless such loss has arisen as a result of their gross misconduct, fraud, or criminal activity.

The Company may not be able to provide adequate insurance for the Property.

If the insurance market changes or the Company needs to make claims on its insurance or for other factors affecting insurance rates, it may not be able to renew or find new insurance on acceptable terms if at all. Failure to carry appropriate insurance could significantly increase the Company's liability in the event of torts or other actionable events occurring on the Property that affect tenant or third-parties thereon or could force the Company to cease the leasing the Property.

The Company may never make distributions.

Payment of distributions and the amount thereof will depend upon returns received by the Company on its investments. The Company may not operate profitably or be able to declare and pay any distributions to the Interest Holders, and you may not earn a positive return on your investment or receive a return of any or all of your investment.

You may be liable in certain circumstances for the repayment of distributions.

You are not personally liable for any debts or losses of the Company beyond the amount of your capital contributions and profits attributable thereto (if any) if the Company is otherwise unable to meet its obligations. However, you may be required to repay to the Company cash or in-kind distributions (including distributions on partial or complete redemption of Units and distributions deemed a return of capital) received by you to the extent of overpayments and to the extent such distribution made the Company insolvent at the time of the payment or the distribution.

The Company is not required to provide disclosure pursuant to the Securities Exchange Act of 1934.

The Company is not required to provide disclosure pursuant to the Exchange Act. As such, the Company is not required to file quarterly or annual reports. In addition, the Company is not required to prepare proxy or information statements; our common stock will not be subject to the protection of the going private regulations; the Company will be subject to only limited portions of the tender offer rules; our officers, directors, and more than ten percent (10%) shareholders ("insiders") are not required to file beneficial ownership reports about their holdings in our Company; insiders will not be subject to the short-swing profit recovery provisions of the Exchange Act; and more than five percent (5%) shareholders of classes of our equity securities will not be required to report information about their ownership positions in the securities.

Investors in this Offering will have no voting rights in the Company, managerial, contractual or other ability to influence the Company, or control over the Property.

Investors in Class B Membership Units will have no voting rights with respect to the Company, and will have no managerial, contractual or other ability to influence the Company's activities or operations of the Property. The shareholders' lack of voting rights gives all control under the Operating Agreement to the Parent Company. The Parent Company's operation of the Company could materially and adversely affect the value of the Company and the returns realized by investors.

The Company does not maintain key man life insurance for the principals of the Parent Company, Managing Company, or affiliates.

The Company depends on the continued contributions of the principals of our Parent Company (Radni Davoodi, Raymond Davoodi, and Allen Shayanfekr), who handle all of the managerial responsibilities of the Company. We do not carry key person life insurance on any of their lives and the loss of service of any of these individuals could disrupt our operations and interfere with our ability to successfully develop the Property or compete with others.

RISKS RELATED TO THE OFFERING

The determination of the offering price and other terms of the Offering have been arbitrarily determined and may not reflect the value of the investment.

The offering price has been arbitrarily determined by the Parent Company and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other established criteria or quantifiable indicia for valuing a business. Neither the Company nor its affiliates represent that the Units have or will have a market value equal to their offering price or that the Units could be resold (if at all) at their original offering price.

Your investment is highly illiquid and the Company does not intend to offer any liquidity options at this time.

There is currently no public market for the Units and the Company does not currently have plans to develop such a market; however, the Company intends to monitor Investor interest in trading Membership Units and as the number of affiliate offering companies grows, the Parent Company may in its sole discretion elect to develop such a market. There is no guarantee that the Parent Company will ever develop this market. Additionally, the Operating Agreement and Subscription Agreement contain restrictions on the transferability of the Units without the written consent of the Company and require an opinion of counsel satisfactory to the Company that the transfer will not create adverse tax consequences and would not violate federal or state securities laws. Consequently, your ability to control the timing of the liquidation of your investment in the Company will be restricted and you may not be able to liquidate your investment. You should be prepared to hold your Units indefinitely.

Risks Related to the Investment Company Act of 1940.

The Company intends to avoid becoming subject to the Investment Company Act of 1940, as amended (the "1940 Act"). However, under certain conditions, changing circumstances or changes in the law, it may become subject to the 1940 Act in the future. Becoming subject to the 1940 Act could have a material adverse effect on the Company. It is also probable that the Company would be terminated and liquidated due to the cost of registration under the 1940 Act.

The Company may exercise its right to repurchase with regard to the Units.

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. If the Company exercises this right, then you will no longer be Members of the Company. While the Company will be entitled to exercise this right of repurchase, it has

not made any determination to exercise this right of repurchase as of the date hereof, and does not intend to exercise the right of repurchase for so long as the Company remains a going concern.

The Company may exercise its right of repurchase as a result of an Investor's personal conduct or litigation.

The Operating Agreement allows for the Company to exercise a right to repurchase all the Units held by an Investor in the event that such Investor fails to conform its personal conduct to common and accepted standards of good citizenship, conducts itself in a way that reflects poorly upon the Company, or brings any suit, legal action or proceeding against the Company. If the Company exercises this right with regard to the Units held by you, then you will no longer be a member of the Company.

RISKS RELATED TO CERTAIN CONFLICTS OF INTEREST

There are conflicts of interest between the Company, the Parent Company and their affiliates.

Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen are principals in the Parent Company which provides asset management and other services to and will receive fees from the Company at prevailing market rates. Prevailing market rates are determined by the Management based on industry standards and expectations of what management would be able to negotiate with a third party on an arm's length basis. All of the agreements and arrangements between such parties including those relating to compensation are not the result of arm's length negotiations. Some of the conflicts inherent in the Company's transactions with the Parent Company and their affiliates, and the limitations on such parties adopted to address these conflicts are described below. The Company, Parent Company, and affiliates will try to balance the Company's interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on the Company's financial performance and, consequently, on distributions to Interest Holders and the value of the Securities.

The interest of the Parent Company, the principals and their other affiliates may conflict with your interests.

The Operating Agreement provides the Parent Company with broad powers and authority which could result in one or more conflicts of interest between your interests and those of the Parent Company, the principals and their other affiliates. This risk is increased by the Parent Company being controlled by Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen who anticipate participating directly or indirectly in the Offering and may own substantial percentages of the Class B Membership Units upon completion of the Offering. Potential conflicts of interest include, but are not limited to, the following:

   o   The Parent Company, the principals and/or their other affiliates may acquire and operate other real estate projects for their own respective accounts, whether or not competitive with the Property;

   o   The Parent Company, the principals and/or their other affiliates will not be required to disgorge any profits or fees or other compensation they may receive from any other

business they own separate from the Company, and you will not be entitled to receive or share in any of the profits, returns, fees or compensation from any other business owned and operated by the Parent Company, the principals and/or their other affiliates for their own benefit;

o The Company may engage the Parent Company or affiliates of the Parent Company to perform services at prevailing market rates. Prevailing market rates are determined by management based on industry standards and expectations of what management would be able to negotiate with a third party on an arm's length basis;

o The Parent Company, the principals and/or their other affiliates are not required to devote all of their time and efforts to the affairs of the Company; and

o The Parent Company, the principals and/or their other affiliates, and the prospective Investors have not been represented by separate counsel in connection with the formation of the Company, the drafting of the Operating Agreement or the Subscription Agreement, or this Offering.

Certain affiliates of the Company may, from time to time, loan the Company funds to pay third-party costs of the Property and some or all of the proceeds of the Offering or distributions could be used to repay such loans with interest.

In the event that Cash Flow or revenue from the property is insufficient to pay third-party costs, such as accounting fees, real estate taxes, and/or debt service, the Parent Company, the principals and/or their other affiliates may loan the Company the funds necessary to pay such shortfalls on commercially reasonable terms. Proceeds of the Offering or future distributions may be used in whole or in part to repay any such loans, with interest.

RISKS RELATED TO TAXES

There are various federal income tax risks associated with an investment in the Units. Some, but not all, of the various risks associated with the federal income tax aspects of the Offering of which prospective Investors should be aware of are set forth below. The effect of certain tax consequences on an Interest Holder will depend, in part, on other items in the Investor's tax return. No attempt is made herein to discuss or evaluate the state or local tax effects on any prospective Investor. Each prospective Investor is urged to consult the prospective Investor's own tax advisor concerning the effects of federal, state, and local income tax laws on an investment in the Units and on the prospective Investor's individual tax situation.

There are risks related to the Status of the Company for Federal income tax.

The Company has been organized as a limited liability company under the laws of the State of New York. The Company does not intend to apply for a ruling from the Internal Revenue Service (the "IRS") that it will be treated as a partnership for federal income tax purposes, but the Company intends to file its tax returns as a partnership for federal income tax purposes.

Prospective Investors should recognize that many of the advantages and economic benefits of an investment in the Units depend upon the classification of the Company as a partnership (rather than as an association taxable as a corporation) for federal income tax purposes. A change in this classification would require the applicable Company to pay a corporate level tax on its income which would reduce cash available to fund distributions to Interest Holder or for internally funding growth of the Company, prevent the flow-through of tax benefits, if any, for use on Interest Holders' personal tax returns and could require that distributions be treated as dividends, which together could materially reduce the yield from an investment in the Company. In addition, such a change to the Company's tax status during the life of the Company could be treated by the IRS as a taxable event, in which event the Interest Holders could have tax liability without receiving a cash distribution from the Company to enable them to pay such a tax liability. The continued treatment of each Company as a partnership is dependent on present law and regulations, which are subject to change, and on the Company's ability to continue to satisfy a variety of criteria.

Interest Holders may have possible Federal income tax liability in excess of cash distributions.

The Parent Company believes that there is a reasonable basis to assume that the Company will be treated as a partnership for federal income tax purposed and will not be subject to federal income tax. Each Interest Holder will be taxed on the Interest Holder's allocable share of the Company's taxable income, regardless of whether the Company distributes cash to Interest Holders. An interest Holder's allocable share of the Company's cash distributions is subject to federal income taxation only to the extent the amount of such distribution exceeds the Interest Holder's tax basis in the Interest Holder's interest at the time of distribution. Additionally, distributions, which exceed the amount for which an Interest Holder is considered "at-risk" with respect to the activity, could cause a recapture of previous losses, if any. There is a risk that an Interest Holder may not have sufficient basis or amounts "at-risk" to prevent allocated amounts from being taxable. Prospective Investors should be aware that although the Company will use reasonable efforts to make distributions in an amount necessary to pay income tax at the highest effective individual income tax rate on Company's income, the federal income tax on an Interest Holder's allocable share of the Company's taxable income may exceed distributions to such Interest Holder.

Deductibility of employee's salaries and other fees may be challenged.

To be deductible, payments for services must be ordinary and necessary expenses of a trade or business, reasonable in amount, and for services performed during the taxable year in which paid or accrued (or for past, but not future, years' services). The IRS has stated publically that the deduction of fees and syndication costs will receive close scrutiny when returns are audited. If the informational tax return filed annually for federal income tax purposes by a Company is audited, no assurance can be given as to what extent the deductions claimed for these fees will be allowed. Any disallowance by the IRS which is not successfully rebutted will have the effect of increasing the taxable income of an Interest Holder by decreasing the allowable deduction attributed to each Interest Holder for the year in question.

Tax auditing procedures will be under control of the manager.

Any audit of items of income, gain, loss, or credits of a Company will be administered at the partnership level. The decisions made by the manager with respect to such matters will be made in good faith, but may have an adverse effect upon the tax liabilities of the Interest Holder.

Changes in Federal income tax laws and policies may adversely affect Interest Holders.

There can be no assurance that U.S. federal income tax laws and IRS administrative policies respecting the U.S. federal income tax consequences described in this Offering Circular will not be changed in a manner which adversely affects the Units of Interest Holders.

Risks related to tax shelter – Impositions of accuracy-related penalty on underpayments (Code Section 6662).

An Interest Holder who is an individual could be subject to the Internal Revenue Code Section 6662 understatement penalty, if the Interest Holder's federal income tax liability is understated by the greater of $5,000 or ten percent (10%) of the tax shown on the return. In the case of a corporation (other than an S corporation or personal holding company), there is a substantial understatement of income tax for any taxable year if the amount of the understatement for the taxable year exceeds the lesser of (i) ten percent (10%) of the tax required to be shown on the return for the taxable year (or, if greater, $50,000), or (ii) $50,000,000. If applicable, the penalty is equal to twenty percent (20%) of the understatement.

The exceptions to the understatement penalty apply different standards based on whether the item giving rise to the tax understatement resulted from a "tax shelter." The term "tax shelter" is defined to include a partnership if a significant purpose of such partnership is the avoidance or evasion of federal income tax. The Parent Company believes that there is a reasonable basis to assume that the Company should not be classified as a tax shelter for purposes of the understatement penalty. If a tax shelter does exist, the understatement penalty will not be reduced even with adequate disclosure on the Interest Holder's tax return.

Risks related to disclosure of "reportable transactions" and related penalties.

Pursuant to the regulations under Code section 6011, taxpayers are required to disclose with their tax return certain information for each "reportable transaction" in which the taxpayer participates. The disclosure is on Form 8886 Reportable Transaction Disclosure Statement filed with the taxpayer's income return for each year which the taxpayer participates in a reportable transaction, with a copy to the Office of Tax Shelter Analysis ("OTSA") in Washington, D.C. for the first taxable year for which the transaction is disclosed.

Reportable transactions fall into six categories: listed transactions (transactions that the IRS has determined to be a tax avoidance transaction and identified by published guidance), confidential transactions, transactions with contractual protection, loss transactions, transactions with significant book-tax differences, and transactions involving a brief asset holding period.

Pursuant to Code Section 6111, each material advisor is required with respect to any reportable transaction to make a return of (i) information identifying and describing the transaction; (ii) information describing any potential tax benefits expected to result from the transaction; and (iii) other information as

the Secretary may prescribe. A "material advisor" is defined as any person who (i) provides material aid, assistance, or advice with respect to organizing, managing, promoting, selling, implementing, insuring or carrying out any reportable transaction; and (ii) directly or indirectly derives gross income in excess of $250,000 ($50,000 in cases involving a reportable transaction of which all of the tax benefits are provided to natural persons) or another amount as prescribed by the IRS.

A material advisor with respect to any reportable transaction is also required to maintain a list identifying each person with respect to whom the advisor acted as a material advisor with respect to the transaction.

Code Section 6662A – Imposition of Accuracy-Related Penalty on Understatements with Respect to Reportable Transactions, provides that a 20-percent accuracy-related penalty may be imposed on any reportable transaction understatement. In addition, a higher 30-percent penalty applies to a reportable transaction understatement if a taxpayer does not adequately disclose, in accordance with regulations prescribed under Code Section 6011, the relevant facts affecting the tax treatment of the item giving rise to the reportable transaction understatement.

Code Section 6707A – Penalty For Failure To Include Reportable Transaction Information With Return, imposes a penalty of $10,000 on natural persons who fail to include on any return or statement any information with respect to a reportable transaction that is required under Code section 6011. All other taxpayers are subject to a $50,000 penalty for the same time of violation. For failures with respect to listed transactions, the penalty is increased to $100,000 for natural persons and $200,000 for all other tax payers.

These penalties are effectively automatic and apply even if there is no understatement of income.

IN VIEW OF THE FOREGOING, IT IS ABSOLUTELY NECESSARY THAT EACH AND EVERY PROSPECTIVE INVESTOR CONSULT WITH THE PROSPECTIVE INVESTOR'S OWN ATTORNEYS, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO THE LEGAL, TAX, ACCOUNTING, AND OTHER CONSEQUENCES OF AN INVESTENT IN THE UNITS.

PURSUANT TO INTERNAL REVENUE SERVICE CIRCULAR NO. 230, BE ADVISED THAT ANY FEDERAL TAX ADVICE IN THIS COMMUNICATION, INCLUDING ANY ATTACHMENTS OR ENCLOSURES, WAS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED BY ANY PERSON OR ENTITY TAXPAYER, FOR THE PURPOSE OF AVOIDING ANY INTERNAL REVENUE CODE PENALTIES THAT MAY BE IMPOSED ON SUCH PERSON OR ENTITY. SUCH ADVICE WAS WRITTEN TO SUPPORT THE PROMOTION OR MARKETING OF THE TRANSACTION(S) OR MATTERS(S) ADDRESSED BY THE WRITTEN ADVICE. EACH PERSON OR ENTITY SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular, including the sections entitles "The Company," "Risk Factors," "Business and Properties," "Offering Price Factors" and "Use of Proceeds", contains forward-looking statements. In some cases you can identify these statements by forward-looking words such as "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "plan," "expect" or the negative or plural of these words or similar expressions. These forward-looking statements include, but are not limited to, statements concerning the Company, risk factors, plans and projections.

You should not rely upon forward-looking statements as predictions of future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publically any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in our expectations.

You should read this Offering Circular and the documents that we reference in this Offering Circular and have filed with the Securities and Exchange Commission as exhibits to the Form 1-A of which this Offering Circular is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances maybe materially different from what we expect.

DESCRIPTION OF THE COMPANY'S BUSINESS

Overview

The Company is a limited liability company formed in the State of Delaware that intends to develop and manage the fee simple real estate located at 345 Lenox Road, Brooklyn New York 11226 (the "Property"). The primary purpose of the Company is to acquire, own, hold, renovate, develop, redevelop, construct, lease manage, operate, mortgage, sell and otherwise dispose of the Property as needed, which consists of a vacant lot with approved plans for a 22 unit 7 story luxury condominium building (Gross Building Square Feet is 28,750). Amenities include full lobby, gym, and owner lounge on first floor. Floor plans are available upon request. The Property is located approximately 100 feet away from Kings County hospital and SUNY Downstate Medical Center and located a few hundred feet from the 2 and 5 train which offer a 20 minute commute to Manhattan.

The Company is party to an agreement to fund the development of the Property estimated at $7,800,000. The proceeds of this Offering, along with the equity of the Developer and the Developer's personal guarantee, will be used as leverage for a construction loan covering the remaining balance of the development ($5,400,000). In the event that the proceeds received in this Offering are insufficient to develop the Property, the Managers and/or one or more of their affiliates may loan or obtain a loan for the

Company necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering may be used in whole or in part to repay any such loans to the Company, with interest.

Key Property Strengths

o Property is located in the Prospect Lefferts Gardens neighborhood of Brooklyn.
o Property is located 3 lots down from a previous project developed by the Developer (337 Lenox Road).
o This area has seen a good deal of gentrification in the last several years. While land values have doubled in the last 6 or 7 years, they are still very reasonable in comparison to other prime Brooklyn neighborhoods.
o Proximity to medical Hospital and businesses provide for overturn of units.
o Property is located in close proximity to the new Barclays Nets stadium and other parts of downtown Brooklyn have seen a tremendous surge in demand and prices.

Key Property Risks
o Property is the first proposed luxury condominium complex in the neighborhood.
o The Prospect Lefferts Gardens neighborhood is not generally a condominium targeted location for development purposes.

Key Financial Projections

o Projected $2,927,550 profit margin based on a total development cost of $7,800,000 and eventual net sale of $10,727,550.
o Growing local real estate market in Lefferts Gardens.

Prior to entering the Agreement with Lenox Platinum, LLC, Sharestates I, LLC executed due diligence in researching the Developer's figures, projections, property location, and building plans. The Developer has already demolished the preexisting structure and carried the project through present day while obtaining approved plans and designs. **Please note the following cost/profit analysis is only a projection and actual results may be materially different. There is no guarantee that you will ever achieve any revenue or profit. All projections provided herein are based on an analysis prepared by the Corcoran Real Estate Group and Cost analysis reviewed by Banco Popular. A copy of the Corcoran analysis is attached hereto as Exhibit 15b.**
The breakdown of the development cost is as follows:

Total project cost:	**$7,800,000**
Land with approved plans:	$1,050,000
Total hard costs:	$5,200,000
Total soft costs:	$1,075,000
Interest reserve:	$475,000

Hard cost

Demolition:	$50,000

Excavation, footings, foundation
including shoring & underpinning: $400,000

Structural steel/structural masonry

including stairs, decking, balconies
block work in basement all the way up to the
roof: $1,150,000

Water/sewer main & water meter $50,000

Light weight concrete for floors
including basement slab/sidewalk,
& driveway ramp: $180,000

Elevator for 7 stories: $220,000

Plumbing/sprinkler including fixtures
Standpipe: $575,000

Electric (labor & material): $225,000

Air conditioning & venting: $225,000

Interior framing, doors/molding/paint

cabinets, carpentry/tiling/flooring/insulation
Sheetrock (includes apartments, lobby hallways,
lounge, gym, and outdoor recreational area: $850,000

Roofing (including terraces & courtyard): $70,000

Windows/ balcony doors/garage door,
storefront $ vestibule doors/skylights glass
railing for balconies: $125,000

Fire alarm/video intercom/security
system/video doorman: $75,000

Appliances for apartments;
washer/dryers and appliances for
1st floor lounge: $85,000

Spray on fireproofing and fire stopping:	$50,000
Waste compactor:	$50,000
Construction debris removal:	$50,000
Hard cost contingency:	$520,000
General conditions:	$250,000
Total Hard costs	**$5,200,000**

Soft Costs

Architect Fee/engineer	$131,500
Structural engineer	$60,000
MEP engineer	$30,000
Expeditor	$20,000
Developer Fee	$260,000
421A Consultant	$25,000
Marketing	$5,000
Survey/boring	$5,000
Insurance-Builder's risk / All risk	$50,000
R/E taxes/Water & sewer (24 months)	$15,000
Title/Mortgage recording tax (2.8%)	$151,200
Title additional costs	$30,000
Bank commitment fee	$54,000
Appraisal report (2 reports)	$15,000
Environmental reports	$2,500
Bank engineer	$4,000
Monthly Bank inspections	$20,000
Permits/Misc fees	$10,000
Bank legal fee	$18,000
Developer legal & accounting	$5,000
Condo plan	$50,000
Broker fee	$36,000

Subtotal	$997,200	
Contingency (7.5%)	$77,800	
Total soft costs	$1,075,000	
Projected revenue from Corcoran analysis	$10,727,550	
Total project cost	$7,800,000	.
Total projected profit	$2,927,550 (40% to Sharestates I LLC)	

The Condominium Units will be offered for sale by the Corcoran Real Estate Group.

Projected pricing is as follows: **Please note the following cost/profit analysis is only a projection and actual results may be materially different. There is no guarantee that you will ever achieve any revenue or profit.**

Unit	Beds/Baths	Gross SqFt	Gross $/SqFt	Price	Net proceeds after sales commission and closing	Unit cost based on total project cost
2A	2/2	1233	$433.90	$535,000.00	$497,550.000	$361,769
2B	2/2 Terrace	1233	$433.90	$535,000.00	$497,550.000	$361,769
2C	1/1 Terrace	849	$441.70	$375,000.00	$348,750.000	$253,576
2D	2/2 Terrace	1233	$437.96	$540,000.00	$502,200.000	$365,150
3A	2/2 Terrace	1233	$437.96	$540,000.00	$502,200.000	$365,150
3B	1/1 Terrace	849	$447.59	$380,000.00	$353,400.000	$256,957
3C	1/1 Terrace	849	$447.59	$380,000.00	$353,400.000	$256,957
3D	2/2 Terrace	1233	$442.01	$545,000.00	$506,850.000	$368,531
4A	2/2 Terrace	1233	$442.01	$545,000.00	$506,850.000	$368,531
4B	1/1 Terrace	849	$453.47	$385,000.00	$358,050.000	$260,338
4C	1/1 Terrace	849	$453.47	$385,000.00	$358,050.000	$260,338
4D	2/2 Terrace	1233	$446.07	$550,000.00	$511,500.000	$371,912
5A	2/2 Terrace	1233	$446.07	$550,000.00	$511,500.000	$371,912
5B	1/1 Terrace	849	$459.36	$390,000.00	$362,700.000	$263,719
5C	1/1 Terrace	849	$459.36	$390,000.00	$362,700.000	$263,719
5D	2/2 Terrace	1233	$450.12	$555,000.00	$516,150.000	$375,293
6A	2/2 Terrace	1233	$450.12	$555,000.00	$516,150.000	$375,293
6B	1/1 Terrace	849	$465.25	$395,000.00	$367,350.000	$267,100
6C	1/1 Terrace	849	$465.25	$395,000.00	$367,350.000	$267,100
6D	2/2 Terrace	1233	$454.18	$560,000.00	$520,800.000	$378,674
7A	3/2 Terrace	1656	$492.15	$815,000.00	$757,950.000	$551,105
7B	3/2 Terrace	1656	$492.15	$815,000.00	$757,950.000	$551,105

| Total/Avg | 24516 | $452.35 | $11,115,000.00 | $10,336,950.000 | $7,515,994 |

Unit	Desciption	Price		
PS1	Parking	$40,000.00	$37,200.00	$27,048
PS2	Parking	$40,000.00	$37,200.00	$27,048
PS3	Parking	$40,000.00	$37,200.00	$27,048
PS4	Parking	$40,000.00	$37,200.00	$27,048
PS5	Parking	$40,000.00	$37,200.00	$27,048
PS6	Parking	$40,000.00	$37,200.00	$27,048
PS7	Parking	$40,000.00	$37,200.00	$27,048
PS8	Parking	$40,000.00	$37,200.00	$27,048
ST1	Storage unit	$10,000.00	$9,300.00	$6,762
ST2	Storage unit	$10,000.00	$9,300.00	$6,762
ST3	Storage unit	$10,000.00	$9,300.00	$6,762
ST4	Storage unit	$10,000.00	$9,300.00	$6,762
ST5	Storage unit	$10,000.00	$9,300.00	$6,762
ST6	Storage unit	$10,000.00	$9,300.00	$6,762
ST7	Storage unit	$10,000.00	$9,300.00	$6,762
ST8	Storage unit	$10,000.00	$9,300.00	$6,762
ST9	Storage unit	$10,000.00	$9,300.00	$6,762
ST10	Storage unit	$10,000.00	$9,300.00	$6,762
Total/Avg		$420,000.00	$390,600.00	$284,005

| Grand Total | | | $10,727,550.00 | $7,799,999 |

Rental Fallback Scenario:	
Gross rentals:	$ 738,600
Building Expenses:	
Super visiting	$ 15,000
Common electric/gas	$ 18,000
Water/sewer	$ 8,000
Management	$ 15,000
Materials	$ 5,000
Insurance	$ 6,000
Accounting	$ 1,000
Service contracts-elevator, sprinkler	
Snow removal, etc.	$ 6,000
Taxes	$ 9,000
Building vacancy factor 5%	$ 36,930

Total expenses	$ 119,930

Net income	$ 618,670
Cap Rate	8%

For a full overview of the construction loan terms please see Exhibit 6 attached hereto. Exhibit 6 is the term sheet provided by our anticipated lender.

Market Context

Brooklyn is the most populous of New York City's five boroughs, with nearly 2.6 million residents, and the second-largest in area with over 70 square miles. Brooklyn is now the most populous county in New York State and the second-most densely populated county in the United States, after New York County (Manhattan). The borough is situated at the southwestern end of Long Island and is bounded on the north and east by the borough of Queens, on the south by Lower New York Bay, the Atlantic Ocean and Jamaica Bay and on the west by the East River, Upper New York Bay and the Narrows which separates it from the borough of Staten Island. Brooklyn was an independent city until its consolidation with New York City in 1898. The Borough's 30 neighborhoods continue to maintain a distinct culture, independent art scene, and unique architectural heritage.

Brooklyn has close to 1 million housing units and will continue to grow at a projected 1.85% over the next 5 years. The median household's income is $43,342. Rental vacancy rates are low at a rate of approximately 1.28% and are still falling, which will drive up rents. The average residential rent in Brooklyn is approx. $3,035/month which is an 8.2% jump from July 2012 according to a report from Douglas Elliman. Brooklyn luxury units - those priced at the top 10% of the market - led the surge, with the average rent in this segment hitting $6,007, up 8.8%. The Douglas Elliman report tracks the north and northwest regions of the borough, which includes neighborhoods such as Greenpoint, Williamsburg, Cobble Hill and Brooklyn Heights.

Brooklyn's easy commute into Manhattan with its many subway lines along with numerous amenities and attractions make it a very appealing location for many New York residents. Brooklyn is the lone borough in which non-regulated apartments outnumber rent-stabilized units. The borough has seen a significant number of new luxury residential rental and condo developments over the last few years particularly in neighborhoods such as Williamsburg, Greenpoint, Dumbo, Downtown Brooklyn and Park Slope. Neighborhoods such as Bedford Stuyvesant, Sunset Park, Brownsville, Bushwick, and Crown Heights are no longer secondary markets; they are now looked at as extremely opportunistic areas.

New York employment market is ranked 3rd in the country. Apartment vacancy rates in the Northeast are the lowest in the country and during the last two recessions; New York residential market experienced less than 1.0% annual market rent decreases. Inventory in Brooklyn is expected to be tight with only approximately 725 new construction units entering the market in 2012. The strength of the NYC economy means more college graduates migrate to NYC from rest of the country for jobs. Quite often, their rental apartment in Brooklyn becomes their first New York City home. These trends, coupled with a very tight inventory of new construction rental units, caused rental rates to increase considerably in the last couple of years.

Neighborhood Information

East Flatbush borders are highly subjective, its northern border is roughly at Empire Boulevard and East New York Avenue east of East 91st Street, its southern border is in the vicinity of the LIRR Bay Ridge Branch, its eastern border is roughly at East 98th Street and its western border is roughly at New York Avenue. East Flatbush is home to three major hospitals, Kings County Hospital, SUNY Downstate Medical Center, and Kingsbrook Jewish Medical Center. In summer 2006, the City of New York renamed a portion of Church Avenue from Remsen Avenue to East 98th Street in East Flatbush as *Bob Marley Boulevard.* East Flatbush is patrolled by the NYPD's 67th Precinct. As of the 2000 U.S. Census, there are 84,498 people living in East Flatbush, with 29,242 housing units. East Flatbush generally is very similar in nature to neighboring Flatbush; so much so that some consider the two neighborhoods to be the same community. East Flatbush, along with Prospect-Lefferts Gardens, is part of Community Board 17. The total population is over 140,000 residents among 3.4 square miles. Median income in Community Board 17 is approximately $44,563 as of 2010.

The Parent Company

Sharestates, LLC, is the Company's Parent Company and managing owner. The Parent Company is located at 11 Middle Neck Road Suite 400A, Great Neck New York 11021 and has telephone number (212) 201-0750. The members and managers of the Parent Company are Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen.

The Parent Company is a development stage company that was formed on August 9, 2013, as a Delaware limited liability company. The purpose of the Parent Company is to be engaged in any lawful activity as is permitted under Delaware Limited Liability Company Law. The Company shall restrict its business to three purposes.

1. Creating, operating and marketing the idea of a web domain and intellectual property of **www.Sharestates.com** ("The Website"). The Website will operate to allow for members of the real estate community (more specifically, Sellers, Buyers, Principals, and Brokers & Investors) to network with one another. Furthermore, the Website will provide its registered users with the opportunity to view, examine, and invest in various Real Estate Syndications as they become available; and

2. The company will, from time to time, create and manage new LLCs ("Offering Companies"). These new LLCs will be subsidiary branches built for the purpose of operating and maintaining individual parcels of real estate. Each LLC will operate separately and independently of its affiliates; and

3. The Company will manage the Interest Holders of the Company and other Offering Companies by overseeing the sale of Units, if any, and by managing distributions to Interest Holders using its proprietary software.

Other rights and responsibilities associated with the ownership of Class A Membership Units may be outsourced. The Parent Company has not received any fees to date. The Parent Company's fee schedule is as follows:

- o Sale of the Property: 1% of the price of the Property – Approx. $115,350

- o Development of the Property: 1% of total development costs, including the acquisition of the Property – Approx. $78,000

- o Leasing of the Property: (A) 3% of base rent of initial term, and (B) 1% of base rent of renewal term – Unknown and Currently Inapplicable

- o Asset Management: 1% of the cash investment in the Property per year – Unknown and Currently Inapplicable

- o Refinancing: 1% of the amount of any refinancing of the Property – Unknown and Currently Inapplicable

- o Guaranty Fee (Non-Recourse): 1% of the principal amount of any non-recourse loan – Unknown and Currently Inapplicable

- o Guaranty Fee (Recourse): (A) 1% of the principal amount of any recourse loan, and (B) 1% of the full loan amount – Unknown and Currently Inapplicable

The Company has no employees and does not plan to hire any employees in the next twelve months. Furthermore, the Parent Company may engage affiliates for other real estate related services not covered under this fee schedule. Atlantis National Services, an affiliate owned by Radni and Raymond Davoodi, may be engaged for title insurance and other related services. The Guaranty Fee, both recourse and non-recourse, are paid to the Parent Company in order to compensate it for assuming direct economic risk related to the loan. Both Guaranties are described in the Operating Agreement.

Management of the Property

The Property is currently vacant and the Company currently has no source of revenue. The Company plans to leverage the proceeds of this Offering together with the Developer's equity and personal guarantee to obtain a construction loan for $5,400,000. The sum of $7,800,000 will be used to develop the Property into a 22 unit 7 story luxury condominium building after which the condominium units will be sold. If the units do not sell within a reasonable time, they will be rented according to the rental fallback provisions discussed above. The Developer recently built another condominium building 3 lots down from 345 Lenox Road in 2010. The Developer is familiar with many community board active residents on a personal level. Having that support and those relationships with community board members is a huge asset to any developer taking on a sizable project in an area like this. When the Developer made the decision to develop 337 Lenox Road 6 years ago, it was based on the premise that the hospital employees (doctors, nurses, staff etc.) would account for a good portion of potential buyers of the condo units. While some units were sold to hospital staff, the majority of buyers bought in that location and building as a result of being priced out of more expensive areas of Brooklyn. 337 Lenox Road was sold out in the midst of the severe economic downturn of 2009/2010. These condominium units will be marketed by the Corcoran Real Estate Group. The Corcoran Real Estate Group will received a scaling broker's commission between 4-5% based on sales price.

The following is a projected time line for the project. **Note however that the timeline is only a projection and may be subject to change.**

1. December 2013 - Started excavation.
2. December 2013 thru Feb 2014 - Shoring, underpinning, and foundation.
3. February 2014 through April 2015 - Steel and concrete block structure, metal deckings and concrete floors going up to 7th story.
4. April 2015 thru July 2015 - Complete entire façade/Pre finished and waterproofed block only. No brick.
5. March 2014 through July 2014 - As each of lower floors is finished, we will be roughing from bottom and working our way up. (Plumbing, electric, and AC work)
6. August 2014 through Feb 2015 - Complete all interior work starting with lower floors and working our way up.

Regulation

The Company's business practices and the Property are regulated by numerous federal, state, and local authorities, including but not limited to the following:

U.S. State and Federal Securities Laws

The Class B Membership Units offered hereby are "securities," as defined in the Securities Act and state securities laws. The Securities Act provides, among other things, that no sale of any securities may be made except pursuant to a registration statement that has been filed with the US Securities and Exchange Commission (the "SEC"), and has become effective, unless such sale (or the security sold) is specifically exempted from registration. State securities laws have analogous provisions.

The Class B Membership Units being offered hereby have not been registered under the Securities Act. Neither the SEC nor any state securities commission or regulatory authority approved, passed upon or endorsed the merits of this offering. The offering and proposed sale of Class B Membership Units described herein shall be made pursuant to an exemption from registration with the SEC pursuant to Regulation A, and shall only be offered in states in which the registration of the offer and sale of the securities has been declared effective.

Environmental Regulations

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions that directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leading activities with respect to some properties, and may therefore adversely affect us specifically, and the real estate industry in general. Our failure to uncover and adequately protect against environmental issues in connection with the target purchase of real estate may subject us to liability as buyer of such property or asset. Environmental laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner of the Property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Further, the Company may also be held responsible for the entire payment of the liability if it is subject to joint and several liability and the other responsible parties

are unable to pay. The Company may also be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available. Additionally, new or modified environmental regulations could develop in a manner that could adversely affect us.

Certain laws and regulations govern the removal, encapsulation or disturbance of asbestos containing materials ("ACMs"), when those materials are in poor condition or in the event of building renovation or demolition, impose certain worker protection and notification requirements and govern emissions of and exposure to asbestos fibers in the air. These laws may also impose liability for the release of ACMs and may enable third parties to seek recovery against the Company for personal injury associated with ACMs.

Americans with Disabilities Act
Under the Americans with Disabilities Act (the "ADA"), all places of public accommodation are required to meet certain federal requirements to access and use by disabled persons. The Property must comply with the ADA to the extent that they are considered "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of the Property where such removal is readily achievable. We believe that our Property are or will be in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA after completion of redevelopment, if any. In addition, we will continue to assess our compliance with the ADA and to make alterations to the Property as required.

Other Laws and Regulations
The Company is required to operate the Property in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our Property. It is also required to comply with labor laws and laws which prohibit unfair and deceptive business practices with consumers. The Property is also subject to a variety of local, state and federal statutes, ordinances, rules an regulations concerning fair housing and real estate transactions in general. These laws may result in delays if the Property is re-developed. Additionally, these laws might cause the Company to incur substantial compliance and other costs. The Company may be required to make substantial capital expenditures to comply with those requirements and these expenditures could have a material adverse effect on its ability to pay dividends to shareholders at historical levels or at all.

USE OF PROCEEDS

The maximum gross proceeds to the Company from the sale of Units are $1,930,000, or such higher amount as may be accepted by the Company. The Company expects net proceeds after offering expenses to be $1,920,000. Expenses of the Offering are estimated to be approximately $10,000. Net proceeds generated from this Offering will be used (i) obtain a construction loan in the amount of $5,400,000, (ii) establish construction contingencies, and (iii) finance the development of the Property.

All subscription funds that are accepted shall be deposited directly into a segregated bank account owned by the Company at its bank, Bank of America. Subscription funds placed in the Company's account may only be accepted by the Company in accordance with the Subscription Agreement between the Company and each subscriber of Units (attached as Exhibit 4). The Company may return any funds it receives if it

decides that it will not accept an Investor's subscription for Units. Additionally, the Company may reduce the size of the subscription or only partially fulfill a subscription with the unfulfilled portion still held in its bank account if fulfilling the full subscription amount would cause it to make a distribution in excess of $1,930,000. If the Offering is over-subscribed, no additional funds over $1,930,000 will be accepted. While the Units are not offered on an "all or none" basis, this Offering shall terminate on the date that the maximum amount of $1,930,000 is raised, or, if an amount less than $1,930,000 is raised, upon the earlier of (1) on year after the effective date of the Offering Circular or (2) a date prior that is so determined by the Parent Company (the "Offering Period").

As illustrated in the table below, net proceeds of this Offering will be used to: (The numbers reflected in this item are estimates).

ITEM	If Maximum Sold Amount	Order of Priority If The Maximum is Raised (1 being the highest; 4 being the lowest)	Order of Priority If Less Than Maximum is Raised(1 being the highest; 4 being the lowest)	As a % of the Total Offering
Total Proceeds:	$1,930,000			100%
Legal & Accounting:	$6,000	2	2	0.31%
State Fees:	$4,000	1	1	0.21%
Net Proceeds from Offering:	$1,920,000			
Use of Net Proceeds:				
Contingency	$80,000	4	4	4.14%
Construction	$1,840,00	3	3	95.3%

DETERMINATION OF THE OFFERING PRICE

The offering price has been arbitrarily determined by the Parent Company and may not bear any relationship to assets acquired or to be acquired or the book value of the Company or any other

established criteria or quantifiable indicia for valuing a business. Neither the Company nor the Parent Company represents that the Units have or will have a market value equal to their offering price or could be resold (if at all) at their original price.

DILUTION

Our net tangible book value as of December 31, 2012 is approximately $0.00. Net tangible book value per Unit is determined by dividing our total tangible assets, less total liabilities, by the membership interests outstanding. Dilution in net tangible book value per percentage interest represents the difference between the amount per percentage interest paid by purchasers of the Units in this Offering and the net tangible book value per percentage interest immediately after this Offering.

After giving effect to the sale of 19,300 Units (representing 89.99% of the membership interests outstanding) in this Offering at the offering price of $100 per Unit, and after deducting the estimated offering expenses payable by us, our as adjusted net tangible book value as of December 5, 2013 would be approximately $1,920,000, or $89.53 per membership interest. This represents an immediate increase in net tangible book value of approximately $192,041.00 to the Class A member (or approximately $89.53 per class A Membership Unit), and an immediate decrease in net tangible book value of approximately $202,041.00 to new Investors purchasing Units in the Offering (or approximately $10.47 per Class B Membership Unit).

Pre-Offering Equity Summary

Current Total Stockholders' Equity	$150.00
Current Class A Stockholders Equity	$150.00
Units outstanding prior to offering	2,145
Book value per Unit	$0.00

Offering Equity Adjustment

Proceeds after offering	$1,920,000.00
Current Total Stockholders' Equity	$150.00
Adjusted net tangible book value	$1,920,000.00

Post-Offering Units

Number of Class A Membership Units	2,145
Number of Class B Membership Units	19,300
Number of Units Total	21,445

Post-Offering Book Value per Unit

Book value per Class A Membership Unit	$89.53
Book value per Class B Membership Unit	$89.53

Post-Offering Book Value

Book value to the Class A Member	$192,041.00
Book value to the Class B Members	$1,727,929.00

Post-Offering Change in Book Value per Unit

Increase per Class A Membership Unit	$89.53
Decrease per Class B Membership Unit	$10.47

Post-Offering Change in Book Value

Increase in book value for Class A	$192,041.00
Decrease in book value for Class B	$202,041.00

The Company calculated the decrease in book value to the Class B Members as follows: Offering Price x Number of Class B Membership Units – Post-Offering Book Value per Class B Membership Unit x Number of Class B Membership Units = ($100 x 19,300) – ($89.53 x 19,300) = $1,727,929.

The above discussion and calculations are based on (i) Class A Membership Units representing 100% of the issued and outstanding membership interests of the Company as of the date of this Offering Circular, and (ii) Class A Membership Units and Class B Membership Units representing 10.01% and 89.99% respectively, of the issued and outstanding membership interests of the Company following the Offering. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to Interest Holders.

CAPITALIZATION

The following reflects the capitalization of the Company as of the most recent balance sheet date. The table is not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing.

Member Equity: $150.00

Total Capitalization: $150.00

DISTRIBUTIONS

The following is a description of the material terms of the Offering relating to distributions to all members of the Company including Investors described in the Company's Operating Agreement. This description is not complete and is qualified in its entirety by reference to the Company's Operating Agreement which is attached as Exhibit 3 to this Offering Circular. Prospective Investors should consult the Operating Agreement for a complete description of the terms upon which distributions are to be made. In addition, prospective Investors should read the section entitled "Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in or business.

General

We do not intend to make any cash distributions to Investors until such time as we have made payment of all liabilities, including, without limitation, the replenishment or creation of cash reserves. These cash reserves will function as an equity bubble in the event of tenant abandonment or the inability to meet the Company's liabilities for any other reason. Due to the inherent risk of real estate management and development, we cannot ensure that we will make any cash distributions, and even if we do, we can give no assurance about the amount and timing of such distributions.

The term "Cash Flow", as defined in the Company's Operating Agreement attached as Exhibit 3, means all cash funds derived from operations of the Company (including interest received on reserves), less cash funds used to pay current operating expenses, including fees due to the Parent Company and to pay or establish reasonable reserves for future expenses, debt payments, capital improvements, and replacements as determined by the Parent Company; and in connection with the sale, conveyance, assignment or transfer of the Company or any of its assets, or in connection with the dissolution or winding up of the Company, less cash funds used to pay the costs of the transaction in question, including fees due to the Parent Company, or all final costs, expenses and indebtedness of the Company. Cash Flow shall be increased by the reduction of any reserve previously established.

All Cash Flow will be distributed and applied by the Company in the following order of priority (i) to the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Interest Holder; then (ii) to the payment, on a pro-rata and pari passu basis, of any outstanding principal amount of any loan made by any Interest Holder; then (iii) to the Interest Holders on a pari passu basis in proportion to their percentage interests with a return of invested capital in the event of a sale.

Recoupment of Member Loans

If any member, including an Investor, had provided funds to the Company on behalf of another member pursuant to a capital call by the Managing Company, then such loan shall bear interest at 15% per annum. We intend to make cash distributions to the lending member(s) from Cash Flow distributable to the non-contributing member(s). Such distributions are to be made only after the payment of the Company's debts and liabilities.

Recoupment of Investment
In the event the Property is sold, refinanced, or otherwise liquidated, distributions will occur in the following order. After the payment of debts and liabilities, and principal and interest of member loans, we intend to make cash distributions to all Interest Holders until their total investment shall have been fully repaid on a pari passu and pro-rata basis.

Distribution of Profits
Following the Offering, and subject to possible dilution, Class B members in aggregate will be entitled to distributions on a pro-rata basis of 89.99% of the Cash Flow if any such distributions are available after the payment of debts and liabilities, and principal and interest of member loans are distributed.

Distributions of Cash Flow after the payment of debts and liabilities, and principal and interest of member loans, if any, for each class of the Company's membership interests following this Offering, assuming that all Units are sold:

Member	Class of Membership Interest	% of Distribution of Cash Flow Before Offering	% of Distribution of Cash Flow After Offering
Sharestates, LLC	A	100	10.01%
Investors	B	0	89.99%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATON

The following discussion and analysis should be read in conjunction with the section entitled "Description of the Company's Business" which is included in this Offering Circular. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this Offering Circular.

Overview

The primary purpose of the Company is to acquire, own, hold, develop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of the Property. We recently entered into an agreement with the Developer to participate in the construction and development of the Property. The beneficial owner of our Class A Membership Units, and Parent Company of the Company, is Sharestates LLC. Since inception, Sharestates LLC has made capital contributions to the Company of $150.00 in the form of a loan (the "Initial Capital Contributions") and collaborated to launch this project in exchange for the Class A membership Units it received. The Company used these Initial Capital Contributions to fund the startup costs associated with the Company.

Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen are affectively the managers of Sharestates LLC, and Sharestates I LLC. Through entities that they control, Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen intend to enter into related party agreements in the future

where significant conflicts of interest may exist. The interest of the Parent Company (Sharestates LLC), and the Company (Sharestates I LLC), and the managers (Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen) could result in decisions adverse to the Company's members and their decisions may negatively impact the value of your investment. However, the managers intend to act in good faith and fair practice in providing Investors with distributions in accordance with the Operating Agreement and the statements herein. See "Risks Related to Certain Conflicts of Interests."

Plan of Operation

We are a startup, development stage Company that has had no revenues. We entered an agreement with Lenox Platinum, LLC, to fund the development of the Property located at 345 Lenox Road, Brooklyn NY, 11226. The funds raised in this Offering will be used in tandem with the Developers personal guarantee to leverage a construction loan from Banco Pupular in the amount of $5,400,000.00. If a loan from Banco Pupular is not available, the Company could raise the additional capital in a follow-up offering or borrow the necessary funds from another party, such as from management or the company's members.

Capital Resources and Liquidity

Since the Company's inception, the Company raised funds by accepting a loan from Sharestates LLC. This money was utilized for certain startup costs and ongoing operating capital. As of December 5, 2013, we have no assets or liabilities. As of the date of this Offering Circular, the current funds available to the Company will not be sufficient to fund the expenses related to this Offering, but the Developer has agreed to bear the cost of this Offering. However, there is no contract or written agreement in place for such funds with our Developer. Pursuant to the Section titled "Use of Proceeds," if the Company is unable to raise enough funds to cover the expenses related to this Offering, it will not be able to establish a development contingency reserve for the Company in anticipation of future development of the Property, or pay certain legal fees in connection with the ongoing filings for the Property.

Financing

In the future, we may need to raise additional capital through the issuance of additional membership interest. If we issue additional membership interests, our then-existing members may face substantial dilution. In addition to diluting our then-existing members, we may be obligated to pay a substantial amount of regular income to future investors, which would reduce our cash available for working capital and development of the Property.

Currently, we do not have any commitments for any financing, for the sale of membership interests, or any other method of financing, and we can provide no assurance to Investors that we will be able to obtain any financing when required on commercially reasonable terms or at all. The only cash immediately available to us will be the proceeds of this Offering and current loan from our Parent Company.

Quantitative and Qualitative Disclosures about Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, and other market changes that affect market sensitive instruments. In pursuing our business strategies, the primary market risk which we expect to be exposed to in the future is

interest rate risk. We may be exposed to interest rate changes primarily as a result of any debt we may incur. We expect that some of our future debt may have variable interest rates. We may use interest rate caps to manage our interest rate risk relating to our variable rate debt.

LEGAL PROCEEDINGS

We are currently **NOT** a party to any legal proceedings.

MANAGEMENT

Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen are the beneficial owners of all of the membership interests of our Parent Company, Sharestates LLC, and are its managers. As managers, they are to make all decisions with regard to the operation of our Parent Company. See the Section titled "The Manager," which appears in the Section entitled "Description of the Company's Business." Radni Davoodi and Raymond Davoodi, brothers, are also the owners, operators, and principals of Atlantis National Services (A National Title Insurance Agency) and Ameristract Title Insurance Company (A New York Title Insurance Underwriter). Wayne Geffen is also the Managing Member and Portfolio Manager of First Serve Asset Management (a long/short energy focused fund).

Biographies

Radni Davoodi is the Principal and Co-Founder of The Atlantis Organization ("Atlantis"). Over the past seven years, Atlantis has provided insurance and related escrow services for approximately $2 billion worth of real estate transactions generating approximately $100 million receivables including premiums, escrows and recording fees. Mr. Davoodi benefits Sharestates I, LLC, by providing a network of several thousand real estate professionals with the capability of identifying properties, often before they are listed on the market, for potential acquisition by the Company.

Atlantis' title and due diligence resources will facilitate the investigation of potential acquisitions including evaluation of the sellers' of violations, liens, and certificates of occupancy and financing history. Atlantis' proprietary software will, on an expedited basis, provide maximum information to the Company for use in negotiations, minimizing acquisition time and costs.

Atlantis's vast contacts in the insurance industry, including but not limited to provide property and casualty, general liability, builder's risk, vacant real estate owned property and workers compensation insurance and to provide real estate and construction bonding services which will help the Company save time, decrease costs and control investments.

Mr. Raymond Y. Davoodi is the Principal and Co-Founder of The Atlantis Organization, A series of real estate service providing entities, including Atlantis Holdings Group, LLC, a real estate Consulting & Negotiation Company. Mr. Raymond Y. Davoodi has established relationships with high profile firms through the Atlantis network of entities, which has led to the insurance of major projects across New York State area. Furthermore, Mr. Raymond Y. Davoodi has successfully overseen the acquisition, renovation / construction and sale of various types of real estate properties over the past several years, with a high success rate. Mr. Raymond Y. Davoodi is currently working on the expansion of The Atlantis

Organization to allow real estate professional across the globe to work in congruency to acquire large commercial holdings.

Mr. Raymond Y. Davoodi will use his knowledge & experience in the Sales/Marketing phase to procure investors for the sale of each holding after they have achieved considerable amount of appreciation.

Allen Shayanfekr is the CEO, Managing Member, Legal Advisor and Co-Founder of Sharestates, LLC, an online crowd funding portal focused on bringing the real estate investment to the general public. Prior to launching Sharestates LLC, Mr. Shayanfekr joined Atlantis National Services as their National Title Producer and Account Executive, holding approximately 28 Producer's licenses across the Country.

Mr. Shayanfekr's other credentials include acting as an editor of the Municipal Lawyer (a quarterly journal published by the New York State Bar association). He was also published for an article entitled, "To Mitigate or Not to Mitigate: The Residential Landlord's Dilemma", which explored recent changes in New York residential landlord-tenant law and the obligations of a residential landlord to his or her tenants.

Mr. Shayanfekr received his J.D. Magna Cum Laude from Touro Law Center where he graduated in the top 6% of his class and his B.A. in Political Science from New York University.

Wayne Geffen is the Managing Member and Portfolio Manager of First Serve Asset Management, a long/short energy focused fund. Prior to founding First Serve, Mr. Geffen was a Portfolio Manager at Burnham Asset Management where he served as the Portfolio Manager focusing on energy related investments.

Mr. Geffen's other credentials include being a registered representative of Concept Capital Markets, LLC, a FINRA registered broker-dealer. He is also an Independent Advisor Representative (IAR) of Concept Asset Management - a division of Concept Capital Markets, LLC - which is an SEC registered Investment Adviser. He is also a recognized member of The National Association of Petroleum Investment Analysts (NAPIA), an organization of approximately 250 members representing financial institutions, investment banks, mutual funds, credit rating agencies, pension funds, investment advisors, trusts, banks, insurance companies, and other institutional investment entities.

Mr. Geffen received a BA in Economics from New York University.

Executive Compensation

Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen control our Parent Company and any compensation paid to them for providing services will be paid by the Parent Company out of any compensation paid to the Parent Company.

Employment Agreements

We have no employment agreements with any of our Manager's managers or with any key employees.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Currently, the Company's Class A Member owns 100% of the issued and outstanding membership interests of the Company as there are no issued and outstanding Class B membership interests. Following this Offering, assuming all Units are sold, the aggregate percentage of all membership interests to be held by Class B Members pro-rata will be 89.99%.

The following table sets forth certain information regarding beneficial ownership 10% or more of all equity securities of the Company as of December 5, 2013 and after this Offering if the Maximum Offering is sold:

Member	Class of Member Interest	Average Price Per Member Interest or Unit	% of Class of Member Interest Before Offering	% of All Member Interest Before Offering	Number of Units Before Offering	% of Class of Member Interest After Offering	Number of Units After Offering	% of All Member Interests After Offering
Sharestates LLC	A[1]	N/A	100%	100%	2145	100%	2145	10.01%[2]
Purchasers of this Offering	B[3]	$100	0%	0%	0	100%	19,300	89.99%[4]

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Some of the parties involved with the operation and management of the Company, including the Managers, Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen, have other relationships that may create disincentives to act in the best interest of the Company and its Investors. The Managing Company has not established, and has no plans to establish, any procedures or controls to prevent, address or resolve these conflicts. As a result, these conflicts may inhibit or interfere with the sound and profitable operation of the Company.

Per its terms, the Operating Agreement is not intended to, and does not create or impose any fiduciary duty on any of the Members or their respective affiliates. Further, under the Operating Agreement, members waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such a waiver, may be implied in law.

The Company has not formally adopted any conflicts of interest policy. However, in engaging its affiliates, such as Atlantis National Services, any fees paid must be at the prevailing market rates. Prevailing market rates are determined by Management based on industry standard and expectations of

---

[1] Securities with voting rights.
[2] Subject to potential dilution if additional equity interests are issued.
[3] Securities with no voting rights.
[4] Subject to potential dilution if additional equity interests are issued.

what Management would be able to negotiate with a third party on an arm's length basis. See the section entitled "Risk Factors – Risks Related to Certain Conflicts of Interest" for a further discussion of potential conflicts of interest between the Company, the Parent Company, and their affiliates.

Relationship of the Managers of Our Manager

Sharestates LLC is the Parent Company of the Company. The Parent Company manages certain responsibilities pertaining to www.Sharestates.com (the "Website") as well as the distributions of allocations made by the Company (See the Operating Agreement for more details). The Parent Company is also the sole Owner of the Class A Membership Units and sole owner of the Company and therefore effectively the Manager of the Company.

The managers of Sharestates LLC are Radni Davoodi, Raymond Davoodi, Allen Shayanfekr, and Wayne Geffen. Each of Rani Davoodi, Raymond Davoodi, and Allen Shayanfekr is the beneficial owner of thirty percent (30.00%) of Sharestates LLC and Wayne Geffen the beneficial owner of ten percent (10%) of Sharestates LLC. As a result, Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen have the exclusive right to run the day-to-day affairs of the Company and Parent Company and to act as agent for and on behalf of the respective companies. The Parent Company receives fees from the Company for services provided as described in this Offering Circular.

Radni Davoodi and Raymond Davoodi also each own 50% of Atlantis National Services, Inc. ("Atlantis"). The Company will engage Atlantis for closing, title, and escrow related services related to the purchase, refinance, or sale of the Property.

The business is highly dependent on the services of Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use the Website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by the Parent Company, Sharestates LLC. In exchange for providing the portal, information management tools and ongoing distribution management, Sharestates LLC or its assigns who shall also be an affiliate of the Company, shall not receive an fee or commission.

Parent Company as Member

Our Parent Company, Sharestates LLC, own 100% of the Company's Class A Membership Units. The Parent Company, as the sole holder of Class A Units, also possesses sole voting and management power over the Company. See the section entitle "Distributions."

The Managing Company and/or one or more of its affiliates, including Radni Davoodi, Raymond Davoodi, Allen Shayanfekr and Wayne Geffen may participate in the Offering on the same terms as other Investors.

Affiliate Loans

The Company was a party to an agreement to fund the development of the Property and entered into that Agreement on November 11, 2013. In the event that the proceeds received in this Offering are insufficient to develop the Property, the Parent Company, Radni Davoodi, Raymond Davoodi, Allen Shayanfekr, Wayne Geffen and/or one or more of their affiliates may loan the Company funds necessary to consummate the transaction on commercially reasonable terms. Proceeds of this Offering or Cash Flow from the Company may be used in whole or in part to repay any such loans, with interest.

Lack of Separate Representation

The Company, Sharestates I LLC, and the Parent Company, Sharestates LLC, are not represented by separate counsel. The attorneys, accountants and other professionals who perform services for the Company may be expected to perform services for the Parent Company and its affiliates. The attorneys, accountants and other professionals who perform services for the Company do not represent the Investors, and no other counsel or professionals have been retained to represent the interests of the Investors.

DESCRIPTION OF UNITS AND SUMMARY OF THE OPERATING AGREEMENT

Units

The interests being offered pursuant to this Offering Circular are Units representing limited liability company membership interests in the Company. Holders of the Units will have the rights and be subject to the obligations of Class B Members described in the Company's Operating Agreement, a copy of which is attached as Exhibit 3. See the "Principal Members" section for a detailed analysis of the Company's membership structure before and after this Offering and on a fully-diluted basis subsequent to this Offering.

Class B members have no right to contribute to, direct or vote on any matter concerning the Company and the management of the Company's affairs, including whether or not the Company should dissolve. The Class B Membership Units grant the holder the right to receive distributions as set forth in the Operating Agreement. See the section entitled "Distributions."

The Units may not be transferred except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of such Member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Class A Member to a person or entity that is not a Member or Interest Holder. The transfer or purported transfer of a Unit not made in accordance with the Operating Agreement will not be valid.

Description of the Operating Agreement of the Company

The following is a summary of the material provisions of the Operating Agreement of the Company. The following description does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the laws of Delaware and the entire Operating Agreement, which is attached as Exhibit 3. All capitalized terms appearing in this section shall have the meanings set forth in the Operating Agreement.

General

Currently, all of the Company's operations are conducted through our Class A Member, Sharestates LLC, in its capacity as Parent Company. The Parent Company currently owns 100% of the Class A Membership Units, which is equal to 100% of all membership interests outstanding, or it's "Percentage." The Company currently has no Class B Membership Units outstanding.

Purpose, Business and Management

The Company was organized to acquire, own, hold, renovate, develop, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of real estate, directly or indirectly, and to engage in any and all lawful business not specifically stated in the Operating Agreement. Without the written consent of the Class A member, the Company will not engage in any business other than the ownership, renovation, development, redevelopment, management and operation of the Property.

Management, Voting and Governance

Except as otherwise provided in the Operating Agreement, all powers of the Company will be exercised by or under the authority of, and the business and affairs of the Company and implementation of the Company's policies and executive control of the Company's major decisions shall be managed by one (1) manager (who may, but need not, be a member), who shall be selected by the Class A member. The manager will have the right and power to run the day-to-day and other affairs of the Company and to act as agent for and on behalf of the Company, with the power to bind it. The manager may be removed from office, and a new manager may be elected or appointed, solely by the Class A member. The Class B members will not have voting rights or governance rights. As respects the members, all voting rights and governance rights of the members will be held solely by the Class A member. Whenever the Operating Agreement or laws calls for or requires a vote of the members of the Company, such vote will in all cases mean and refer to the vote of Class A member.

Additional Funds

In the event the Company needs additional funds, the Manager will first use its commercially reasonable efforts, for and on behalf of the Company, to borrow such funds in the Company's name from third parties. In the event that all required additional capital is not obtained by the Company, then the members may (but shall not be required to) contribute such capital. Such capital shall be deemed a loan from the contributing member(s) to the Company bearing interest at most of fifteen percent (15%) per annum, and the full amount of said loan and accrued interest shall be paid to the contributing member(s) from the available distributions of Cash Flow.

Distributions of Cash Flow and Liquidation of Assets

All Cash Flow will be distributed and applied by the Company in the following order of priority: (a) To the payment of all debts and liabilities of the Company then due and payable, excluding all debts and liabilities due to any Member; then (b) To the payment, on a pro-rata and pari passu basis, of any outstanding principal amount of any loan made by any Member; then (c) To the Members in proportion to their Adjusted Capital Balances, until their remaining Adjusted Capital Balances have been paid in full; and finally (d) To the Members on a pari passu basis in proportion to their Percentage Interest.

Allocation of Profits and Losses

After giving effect to the allocations and/or adjustments required by the Operating Agreement, profits and losses for any fiscal year shall be allocated as follows:

Profits shall be allocated: (i) first, to each Interest Holder which has previously been allocated losses which have not been fully offset by allocations of profits ("Unrecovered Losses") until the cumulative amount of profits allocated to each Interest Holder is equal to the cumulative amount of the losses which have been allocated to such Interest Holder (allocated to the Interest Holders in proportion to their respective Unrecovered Losses); (ii) second, to the Interest Holders proportionate o their percentages.

Losses will be allocated to the Interest Holders (i) first, in accordance with their positive capital account balances, on a pro-rata basis, until such accounts are reduced to zero, and (ii) thereafter in accordance with their percentages.

Exculpation and Indemnification of Manager

The Operating Agreement generally provides that no member will have any personal obligation for any debts, obligations, or liabilities of the Company and that no member will be liable, responsible or accountable, in damages or otherwise, in any action brought by or in the right of the Company or brought by or in the right of the members, except if the members engaged in gross misconduct, fraud, or criminal activity. The Company will indemnify each member to the fullest extent permitted by law for any act performed by the member with respect to Company matters, except in the case of action or failure to act by a member which constitutes gross misconduct, fraud, or criminal activity.

Power of Attorney

Each member appoints the Manager as the member's true and lawful attorney-in-fact to execute all documents, including the amendments to the Operating Agreement and all documents required to dissolve and terminate the Company and to cancel its Certificate of Formation.

Restrictions on Transfer

The Operating Agreement restricts the transferability of membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child, or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Manager or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom membership interest are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in the management of the Company, act as agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights. The Operating Agreement also provides for a Right of First Refusal and an Extended Right of First Refusal.

Dilution of Members

In the event the Manager elects to admit a person as a new member in the Company, the percentage interest of all of the Class A members and Class B members shall be diluted on a pro-rata basis in order to provide percentage interests to the new member, provided that the percentage interest of the Class A member shall never be diluted below one percent (1%). The Manager shall be permitted to solely determine the terms and conditions upon which to admit a person as a new member in the Company.

General Right of Repurchase

The Operating Agreement allows for the Company to exercise a right of repurchase, in its sole discretion, with regard to the Units at any time. In the event that the Company elects to repurchase all of the Units, the purchase price will be determined by an outside, independent appraiser appointed by the Parent Company. If the Company elects to exercise this right, it must repurchase all the Units. The purchase price will be payable to the Members in four equal, quarterly installments, with the first payment becoming due ninety (90) days following the date on which the Company provides notice to the Members of its decision to repurchase Units.

Personal Conduct Repurchase Rights
In the event that an Investors fails to conform its personal conduct to common and accepted standards of good citizenship or conducts itself in a way that reflects poorly upon the Company, as determined by the Parent Company in its sole discretion, the Parent Company may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.

Litigation Repurchase Right
In the event that an Investor brigs any suit, legal action or proceeding involving any dispute against the Company, the Parent Company in its sole discretion may cause the Company to repurchase all, but not less than all, of the Membership Units held by such Investor at book value.

Amendment of the Operating Agreement by Manager
The Operating Agreement may be modified or amended (i) with the consent of the Class A member and a majority of the Class B members, or (ii) solely by the Class A member, provided that, except with respect to certain modifications set forth in the Operating Agreement, any such amendment solely by the Class A member may not materially and adversely affect (1) the rights and obligations of the members or (2) the economic terms of the Operating Agreement (except if all members are treated the same on a proportionate basis).

Books, Records and Accounting
The Managing Company will keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of the transactions with respect to the conduct of the Company's business. These books and records will be maintained in accordance with generally accepted accounting principles and practices and will be available at the Company's principal office for inspection and copying by any member at any and all reasonable times during normal business hours at such member's expense. Within ninety (90) days after the end of each taxable year of the Company, the Managing Company will cause to be sent to each person who was a member at any time during the taxable year then ended a complete accounting of the affairs of the Company for the taxable year then ended. In addition, within ninety (90) days after the end of each taxable year of the Company, the Managing Company shall use its commercially reasonable efforts to cause to be sent to each person who was an Interest Holder at any time during the taxable year then ended, that tax information concerning the Company which is necessary for preparing the Interest Holder's income tax returns for that year; provided, however, that the Managing Company may opt to file an extension for an October tax filing and may delay delivery of materials to Interest Holders accordingly. At the request of any member, and at the member's expense, the members will cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the member.

Waiver of Fiduciary Duties

Per its terms, the Operating Agreement is not intended to, and does not, create or impose any fiduciary duty on any of the members or their respective affiliates. Further, under the Operating Agreement, the members waive, to the extent permitted by applicable law, any and all fiduciary duties that, absent such a waiver, may be implied by law.

Dissolution
The Class A member may dissolve the Company at any time without consent of the Class B members. Upon dissolution of the Company, the Managing Company shall wind up the Company's affairs.

PLAN OF DISTRIBUTION

The Units to be offered in connection with this Offering shall be offered by the Company through its contacts, the internet and word of mouth. The Company is not using a selling agent or finder in connection with this Offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The website is owned and operated by Sharestates LLC, the Parent Company of the Company. In exchange for providing the portal and information management tool, Sharestates LLC or its assigns shall not receive any fee or commission.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire, and Form W-9 information to the Company and wire funds or otherwise pay for the Units for its subscription amount in accordance with the instructions included in the Subscription Package attached as Exhibit 4.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

State Qualification and Suitability Standard

This Offering Circular does not constitute an offer to sell or solicitation of an offer to purchase any Units in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Units involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These Units have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in New York regulatory bodies and such other state regulatory bodies as we may determine from time to time. We may also offer or sell Units in other states in reliance of exemptions from registration requirements of the laws of those states.

The investing section of the website hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific investor suitability standards.

Certificates Will Not be Issued

The Company will not issue certificates. Instead, the Units will be recorded and maintained on the Company's membership register.

Limitations on Transferability

The Company's Operating Agreement restricts the transferability of the membership interests, except (a) to an immediate family member (spouse, parent, grandparent, child or grandchild) of a member, or to a trust for the benefit of any such immediate family member, or a beneficiary under any such trust, or (b) with the consent of the Parent Company or as otherwise permitted under the Operating Agreement, to a person or entity that is not an Interest Holder. The transfer of any membership interests in violation of the Operating Agreement will be deemed invalid, null and void, and of no force or effect. Any person to whom the membership interest are attempted to be transferred in violation of the Operating Agreement will not be entitled to vote on matters coming before the members, participate in management of the Company, act as an agent of the Company, receive distributions from the Company or have any other rights in or with respect to the membership rights.

No Escrow

The proceeds of this Offering will not be escrowed.

Advertising, Sales and other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by us. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Units, these materials will not give a complete understanding of this Offering, the Company or the Units and are not to be considered part of this Offering Circular. This

Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Units.

LEGAL MATTERS

All prospective Investors are encouraged to consult their own legal advisors for advice in connection with this Offering.

EXPERTS

No experts were employed on a contingent basis or otherwise, nor do any experts have any material interest in the issuer or any of its affiliated companies, their members or their agents.

TRANSFER AGENT

We will serve as our own transfer agent and registrar

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We undertake to make available to every Investor, during the course of this Offering, the opportunity to ask questions of, and receive answers from us concerning the terms and conditions of this Offering and to obtain any appropriate additional information: (i) necessary to verify the accuracy of the information contained in this Offering Circular, or (ii) for any other purpose relevant to a prospective investment in the Company.

The Company will also provide to each Investor, upon request, copies of the following documents:

(i)   Copies of all our material contracts; and

(ii)   An opinion of counsel to the Company as to the legality of the Units, indicating that they will when sold, be legally issued, fully paid and non-assessable.

All communications or inquiries relating to these materials or other questions regarding the Company or the Offering should be directed to the Company at 11 Middle Neck Rd Suite 400A, Great Neck, New York 11021. (212) 201-0750.

SIGNATURES

The issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Nassau State of New York on _January 9_ , 2014.

Sharestates I, LLC

By: Its Manager, Sharestates, LLC

By: _____
Name: Allen Shayanfekr
Title: Chief Executive Officer

By: _____
Name: Ray Davoodi
Title: Principal of Sharestates, LLC

By: _____
Name: Radni Davoodi
Title: Chief Financial Officer

By: _____
Name: Wayne Geffen
Title: Principal of Sharestates, LLC

SHARESTATES, LLC
****
Financial Report
January 9, 2014

Lipton & Associates LLP
CERTIFIED PUBLIC ACCOUNTANTS

Bernard Lipton, CPA

Alan M. Lipton, CPA

760 Jericho Turnpike
Westbury, NY 11590
(516) 997-4110

January 9, 2014

To Whom It May Concern:

We have reviewed the accompanying balance sheet of Sharestates, LLC as of January 9, 2014, and the related statements of revenue and expenses, members' equity, and cash flows for the period of August 9, 2013 (inception) through January 9, 2014. A review includes primarily applying analytical procedures to the management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issues by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review of the financial statements, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

We agree to the inclusion in this offering circular of our report dated January 9, 2014, on our review of the financial statements of Sharestates, LLC as of January 9, 2014.

LIPTON & ASSOCIATES LLP

January 9, 2014

C O N T E N T S

SHARESTATES, LLC
Balance Sheet
As of January 9, 2014
ASSETS

Current Assets:		
Cash in Bank	$ 9,782	
Total Current Assets		$ 9,782
Intangible Assets:		
Website Design	8,761	
Total Intangible Assets		8,761
TOTAL ASSETS		$ 18,543

LIABILITIES AND NET WORTH

Current Liabilities:		
Total Current Liabilities		$ 0
Long Term Liabilities:		
Loans Payable-Atlantis National Service	25,000	
Total Long term Liabilities		25,000
Net Worth:		
Capital	(6,457)	
Total Net Worth		(6,457)
TOTAL LIABILITIES AND NET WORTH		$ 18,543

See Accountant's Report & Notes to Financial Statements

-1-

Lipton & Associates LLP

SHARESTATES, LLC
Statement of Operations
For the Period Ended January 9, 2014

Revenue		$ 0
Operating Expenses:		
Bank Charges	20	
Fees	4,345	
Supplies	1,800	
Professional Fees	49	
Office Expense	73	
Stationery & Printing	<u>170</u>	
Total Operating Expenses		<u>6,457</u>
Net Loss		<u>$ (6,457)</u>

See Accountant's Report & Notes to Financial Statements

-2-

Lipton & Associates LLP

SHARESTATES, LLC
Statement of Cash Flow
<u>January 9, 2014</u>

Cash Flows from Operating Activities:

Net Loss	$ (6,457)
Adjustments to reconcile net income to Net Cash (used in) operating activities: (Increase) decrease in intangible assets	(8,761)
Net Cash (used in) operating activities	<u>$ (8,761)</u>
Financing Activities: Increase (decrease) in Loans Payable	$ 25,000
Net Cash From/(used by) financing activities	<u>$ 25,000</u>
Net Increase In Cash	$ 9,782
Cash-August 9, 2013	$ -0-
Cash-January 9, 2014	<u>$ 9,782</u>

See Accountant's Report & Notes to Financial Statements

-3-

Lipton & Associates LLP

SHARESTATES, LLC
NOTES TO FINANCIAL STATEMENTS
January 9, 2014

NOTE 1. <u>ORGANIZATION</u>

Sharestates, LLC, a Delaware limited liability company (the Company) was formed on August 9, 2013. The purpose of the Company is to be engaged in any lawful activity as is permitted under the Act. Notwithstanding the foregoing, absent a majority vote of the holders of one hundred percent (100%) of the membership interests of the Company and pursuant to the terms and conditions set forth in this Agreement, the Company shall restrict its business to the following: Creating, operating and marketing the idea of a web domain and intellectual property of www.Sharestates.com. Furthermore, the Company may acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of certain real estate by any means.

On August 9, 2013, Atlantis National Services (an affiliate), loaned $25,000 to Sharestates, LLC. The Company has obtained no other capital.

Allocations of profits and losses, and cash distributions are made in accordance with the Company's Limited Liability Operating Agreement (the Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The financial statements of Sharestates, LLC, were prepared using the accrual basis of accounting. This basis of accounting recognizes revenue when earned and expenses when incurred, which conforms to accounting principles generally accepted in the United States of America.

<u>Income Taxes</u>

The Company as elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status

as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Development Stage Company

The Company's primary activities since inception have been organizing and staffing the Company, business planning, as well as raising capital. Accordingly, the Company is considered to be in the "development stage" and has prepared the accompanying consolidated financial statements in accordance with the provisions of the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) No. 915, *Accounting for Development Stage Entities*.

SHARESTATES I, LLC (revised)

****

Financial Report

January 9, 2014

Lipton & Associates LLP
CERTIFIED PUBLIC ACCOUNTANTS

Bernard Lipton, CPA	760 Jericho Turnpike
Alan M. Lipton, CPA	Westbury, NY 11590
	(516) 997-4110

January 9, 2014

To Whom It May Concern:

We have reviewed the accompanying balance sheet of Sharestates I, LLC as of January 9, 2014, and the related statements of revenue and expenses, members' equity, and cash flows for the period of November 26, 2013 (inception) through January 9, 2014. A review includes primarily applying analytical procedures to the management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issues by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review of the financial statements, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

We agree to the inclusion in this offering circular of our report dated January 9, 2014, on our review of the financial statements of Sharestates I, LLC as of January 9, 2014.

LIPTON & ASSOCIATES LLP

January 9, 2014

C O N T E N T S

SHARESTATES I, LLC
Balance Sheet
As of January 9, 2014
ASSETS

Current Assets:
Cash in Bank	$ (150)	
Prepaid Expense	150	
Total Current Assets		$ 0

Intangible Assets:
Syndication Costs	10,000	
Total Intangible Assets		10,000

TOTAL ASSETS		$ 10,000

LIABILITIES AND NET WORTH

Current Liabilities:
Syndication Cost Payable	$ 10,000	
Total Current Liabilities		$ 10,000

Long Term Liabilities:
Loans Payable-Class A Member	150	
Total Long term Liabilities		150

Net Worth:
Capital	(150)	
Total Net Worth		(150)

TOTAL LIABILITIES AND NET WORTH		$ 10,000

See Accountant's Report & Notes to Financial Statements

-1-

Lipton & Associates LLP

SHARESTATES I, LLC
Statement of Operations
For the Period Ended January 9, 2014

Revenue		$ 0
Operating Expenses:		
Organization Costs	150	
Total Operating Expenses		150
Net Loss		$ (150)

See Accountant's Report & Notes to Financial Statements

-2-

Lipton & Associates LLP

SHARESTATES I, LLC
Statement of Cash Flow
January 9, 2014

Cash Flows from Operating Activities:

Net Loss	$ (150)
Adjustments to reconcile net income to Net Cash (used in) operating activities:	
(Increase) decrease in prepaid expenses	(150)
Net Cash (used in) operating activities	$ (150)
Financing Activities:	
Increase (decrease) in Loans Payable	$ 150
Net Cash From/(used by) financing activities	$ 150
Net Increase In Cash	$ (150)
Cash-November 26, 2013	$ 0
Cash-January 9, 2014	$ (150)

See Accountant's Report & Notes to Financial Statements

-3-

Lipton & Associates LLP

NOTE 1. ORGANIZATION

Sharestates I, LLC, a Delaware limited liability company (the Company) was formed on November 26, 2013. The sole purpose of the company is to acquire, own, hold, renovate, redevelop, construct, lease, manage, operate, mortgage, sell and otherwise dispose of fee simple real estate located at 345 Lenox Road, Brooklyn NY, 11226 (the Property). The Company plans to develop the Property with a Developer and sell the units through Corcoran Real Estate Group.

On November 26, 2013, Sharestates (the Parent Company), the sole Class A member of the Company loaned $150.00 and contributed its know-how, connections, and ability to source this deal to acquire 10.01% of the ownership interests (voting). The Company has obtained no other capital.

Allocations of profits and losses, and cash distributions are made in accordance with the Company's Limited Liability Operating Agreement (the Agreement). The Company shall exist in perpetuity unless it is dissolved and terminated in accordance with provisions of the agreement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of Sharestates I, LLC, were prepared using the accrual basis of accounting. This basis of accounting recognizes revenue when earned and expenses when incurred, which conforms to accounting principles generally accepted in the United States of America.

Deferred Syndication Costs

The Costs incurred pursuant to raising additional capital through a Regulation A offering under the Securities Act of 1933 have been deferred. Upon completion of the offering all syndication costs will be deducted from the proceeds received.

Income Taxes

The Company as elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and reported by its owners on their respective income tax returns. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any positions in order to qualify as a pass-through entity. The Company is required to file tax returns with the Internal Revenue Service and other authorities. Accordingly, these financial statements do not reflect a provision for income taxes and the Company has no other tax positions which must be considered for disclosure.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Development Stage Company

The Company's primary activities since inception have been organizing and staffing the Company, business planning, as well as raising capital. Accordingly, the Company is considered to be in the "development stage" and has prepared the accompanying consolidated financial statements in accordance with the provisions of the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) No. 915, *Accounting for Development Stage Entities.*

PART III — EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description	Page
2	Certificate of Formation*	2
3	Operating Agreement*	3
4	Subscription Agreement*	33
11	Attorney Opinion Letter – Law Offices of Stephen Seigel	34
15	Preliminary Term Sheet With Developer – Lenox Platinum*	35
15	Banco Popular Term Sheet For Construction Loan*	36
15b	Corcoran & Terra CRG Analysis	

*Previously Filed

January 9, 2014

Law Office of Stephen Seigel
30 Wildwood Garden
Suite H-1
Port Washington NY 11050
Phone (516) 449-5112
Harvey1508@gmail.com

At your request, I have examined the Offering Statement ("Offering Statement") on Form 1-A/A together with the Offering Statement, ("Offering Documents") of Sharestates I, LLC, a Delaware limited liability company (the "Company"), in connection with (i) the qualification under the Securities Act of 1933, as amended, and (ii) the registration under New York Securities Act, as amended, of the offer and sale of up to 19,300 Class B Membership Units of the Company (the "Securities") by the Company.

In rendering the opinion below, I examined originals or copies of those corporate and other records and documents we considered appropriate. I assumed the genuiness of all signatures, the authenticity of all documents submitted to me as originals and the conformity with originals of all documents submitted to me as copies.

Based on this examination, I am of the opinion that the Securities have been duly authorized by all necessary corporate action on the part of the Company and, upon payment for and delivery of the Securities in accordance with the Offering Documents, the Securities will be validly issued, fully paid, and non-assessable.

The law governed by this opinion letter is limited to the present Delaware Limited Liability Company Act. I express no opinion herein as to any other laws, statutes, regulations or ordinances of any other jurisdiction.

I hereby consent to the use of this opinion as an exhibit to the Offering Statement and as an exhibit to the Registration Form.

Warmest Regards,

Stephen Seigel, Esq.



corcoran

corcoran group real estate

MARKET ANALYSIS REPORT

Subject Project: 345 Lenox Road, Brooklyn

Jamuary 08th, 2014

Dear Sponsor & Investors,

I am very excited and appreciative to have been selected to market this project. It is of my opinion that this development will be very well received in the neighborhood and assist in meeting a very strong demand for this type of product. I am an expert in Brooklyn Real Estate (specifically in new development marketing) and deem this to be a very desirable location for condominium sales. The demand for this specific product has over the last 2 years been exceptionally high and market trends indicate that this demand shall continue indefinitely.

We have been experiencing a level of growth in Brooklyn over the last 3 yrs that we have never seen before. And with that growth, the cost of housing has increased tremendously. Many parts of the Borough are now achieving pricing comparable to that of Manhattan. Because of this many buyers are constantly on the search for new properties in more affordable locations that still offer convenient commuting options, amenities and quality housing. Many real estate professionals share in my opinion that this project will offer just that. This project is located close to transportation, shopping, parks, and will set the bar for new construction in the neighborhood.

Our goal for this project is to bring forth a building of class and elegance through its contemporary design and finishes, a building with smart and efficient layouts to complement our buyer's demands, a building with generous amenities that will offer more than just an

apartment, but a luxurious living experience and to offer it at pricing that will be very well received.

I advise you to conservatively price a newly constructed building at 345 Lenox Road, at an average price per square foot at $450. I have attached my projected pricing schedule for each residential unit, storage and parking that we will be marketing. I expect this pricing to be very attractive to our buyers and allow for price increases once sales are underway. This pricing has taken into consideration the expected completion date of the project.

I have derived at this recommendation through thorough market analysis and broker feedback, in addition to my own experience. In my professional opinion, I feel comfortable proposing a sellout (Signed Contracts) within 3-9 months from going on the market. In addition, I feel that this project can begin marketing pre-construction. With Bokhour Development's experience, Corcoran's expertise & market share, the location, innovative design & layouts, finishes, amenities offered, pricing and tax abatement, this product will perfectly complement and fulfill the market's demand. I view this project as an endeavor that will be successful for all involved.

"I hereby consent to the use of this opinion as an exhibit to the Offering Statement and as an exhibit to the Registration Form."

Respectfully,

1/8/14

Marco Auteri
Licensed R.E. Salesperson
The Corcoran Group
d: 718.210.4010
f: 212.230.4192
m: 917.747.1056
Marco.Auteri@Corcoran.com
65 Lafayette Avenue, Brooklyn NY, 11217



TERRACRG
COMMERCIAL REALTY GROUP

Property Evaluation & Marketing Strategy

345 Lenox Road
Brooklyn, NY 11226

Submitted To:
Al Bokhour
Bokhour Developers

July 2013

Terra CRG, LLC I Licensed Real Estate Broker
592 Pacific Street, Suite B, Brooklyn, NY 11217 I P: 718-768-6888 I F: 718-768-6288
www.terracrg.com



TERRACRG
COMMERCIAL REALTY GROUP

Property Evaluation & Marketing Strategy

345 Lenox Road
Brooklyn, NY 11226

Evaluation Prepared by:

Ofer Cohen
Founder & President
ocohen@terracrg.com

Melissa DiBella
VP, Sales & Marketing
mdibella@terracrg.com

Dan Marks
VP, Investment Sales & Leasing
dmarks@terracrg.com

Peter Matheos
Senior Associate
pmatheos@terracrg.com

Michael Hernandez
Senior Associate
mhernandez@terracrg.com

(718) 768-6888

345 Lenox Road, Brooklyn, NY 11226



Table of Contents



Property Information

Property Information

Aerial Photo



Property Information

Tax Map

345 Lenox Road
Brooklyn, NY

Block: 4837
Lot: 73



The property is located between Nostrand Avenue and New York Avenue

Property Information



Zoning Map

345 Lenox Avenue is Zoned R7-1

Property Information



Zoning Description

R7 districts are medium-density apartment house districts mapped in much of the Bronx as well as the Upper West Side in Manhattan and Brighton Beach in Brooklyn. The *height factor* regulations for R7 districts encourage lower apartment buildings on smaller zoning lots and, on larger lots, taller buildings with less *lot coverage*. As an alternative, developers may choose the optional *Quality Housing* regulations to build lower buildings with greater lot coverage.

Regulations for residential development in R7-1 and R7-2 districts are essentially the same except that R7-2 districts, which are mapped primarily in upper Manhattan, have lower parking requirements.

Height Factor Regulations

Height factor buildings are often set back from the street and surrounded by *open space* and on-site parking. The *floor area ratio* (FAR) in R7 districts ranges from 0.87 to a high of 3.44; the *open space ratio (OSR)* ranges from 15.5 to 25.5. As in other non-contextual districts, a taller building may be obtained by providing more open space. For example, 76% of the zoning lot with a 14-story building must be open space (3.44 FAR × 22.0 OSR). The maximum FAR is achievable only where the *zoning lot* is large enough to accommodate a practical building footprint as well as the required amount of open space. The building must be set within a *sky exposure plane* which, in R7 districts, begins at a height of 60 feet above the *street line* and then slopes inward over the zoning lot.

In R7-1 districts, off-street parking is required for 60% of the dwelling units, and



R7 Height Factor Regulations				
	FAR (range)	OSR (range)	Building Height	Required Parking[1] (min)
R7	0.87–3.44	15.5–25.5	Governed by sky exposure plane	R7-1: 60% of dwelling units R7-2: 50% of dwelling units

[1] On zoning lot 10,000 square feet or less, 30% in R7-1 districts and waived in R7-2 districts; on zoning lot between 10,001 and 15,000 square feet, 30% in R7-2 districts. In R7-1 districts, waived if 5 or fewer spaces required; in R7-2 districts, waived if 15 or fewer spaces required





Property Information



Zoning Description

Quality Housing Regulations

The optional Quality Housing regulations in **R7** districts utilize height limits to produce lower, high lot coverage buildings set at or near the street line. With floor area ratios that are equal to or greater than can be achieved in height factor buildings, the optional Quality Housing regulations produce new buildings in keeping with the scale of many traditional neighborhoods in the East Village and upper Manhattan, the west Bronx, and sections of Queens and Brooklyn.

The optional Quality Housing regulations for buildings on ***wide streets*** outside the ***Manhattan Core*** are the same as in R7A districts. The maximum FAR is 4.0 and the ***base height*** before ***setback*** is 40 to 65 feet with a maximum building height of 80 feet. The maximum FAR on ***narrow streets*** and within the Manhattan Core is 3.44, and the base height before setback is 40 to 60 feet with a maximum building height of 75 feet. The area between a building's street wall and the street line must be planted, and the building must have interior amenities for residents pursuant to the Quality Housing Program. Off-street parking is required for 50% of all dwelling units.



		FAR³ (max)	Lot Coverage (max)		Base Height (min/max)	Building Height (max)	Required Parking⁴ (min)
			Corner Lot	Interior/Through Lot			
R7	Wide Street¹	4.0	80%	65%	40–65 ft	80 ft	50% of dwelling units
	Narrow Street²	3.44			40–60 ft	75 ft	

R7 Quality Housing Option

¹ *Outside the Manhattan Core*
² *Includes wide streets within the Manhattan Core*
³ *4.6 with Inclusionary Housing designated area bonus on a wide street in an R7-2 district; 3.6 on a narrow street*
⁴ *On zoning lot 10,000 square feet or less, 30% in R7-1 districts and waived in R7-2 districts; on zoning lot between 10,001 and 15,000 square feet, 30% in R7-2 districts. In R7-1 districts, waived if 5 or fewer spaces required; in R7-2 districts, waived if 15 or fewer spaces required*





Market Overview



Brooklyn Market Overview



TERRACRG
COMMERCIAL REALTY GROUP

Brooklyn

Brooklyn is the most populous of New York City's five boroughs, with nearly 2.6 million residents, and the second-largest in area with over 70 square miles. Brooklyn is now the most populous county in New York State and the second-most densely populated county in the United States, after New York County (Manhattan). The borough is situated at the southwestern end of Long Island and is bounded on the north and east by the borough of Queens, on the south by Lower New York Bay, the Atlantic Ocean and Jamaica Bay and on the west by the East River, Upper New York Bay and the Narrows which separates it from the borough of Staten Island. Brooklyn was an independent city until its consolidation with New York City in 1898. The Borough's 30 neighborhoods continue to maintain a distinct culture, independent art scene, and unique architectural heritage.





Brooklyn Market Overview

Brooklyn Demographics

Brooklyn has close to 1 million housing units and will continue to grow at a projected 1.85% over the next 5 years. The median households income is $43,342. Rental vacancy rates are low at a rate of approx. 4.3% and are still falling, which will drive up rents. The average residential rent in Brooklyn is approx. $2,300/month and is projected to rise to over $2,600/month over the next 5 years.



	2010	Rank
Population	2,504,700	1
Population Density (1,000 persons per square mile)	35.4	2
Median Household Income	$43,342	4
Income Diversity Ratio	5.7	3
Public and Subsidized Rental Housing Units (% of rental units)	16.6%	4
Rent-Regulated Units (% of rental units)[1]	44.3%	3
Residential Units within 1/2 Mile of a Subway/Rail Entrance	77.2%	2
Unused Capacity Rate (% of land area)	27.4%	4
Racial Diversity Index	0.72	2
Rental Vacancy Rate	4.3%	2

Household Income Distribution by New York City Income Quintile

■ $0-$18,540
■ $18,540-$38,189
■ $38,189-$63,682   24.1%   21.6%   20.6%   17.7%   15.9%
■ $63,682-$109,629
$109,629+

Racial and Ethnic Composition

Brooklyn in 2000   NYC in 2000   Brooklyn in 2010   NYC in 2010

100%
80%
60%
40%
20%
0%
White   Black   Hispanic   Asian

Brooklyn Market Overview



Brooklyn Residential Market

Brooklyn's easy commute into Manhattan with its many subway lines along with numerous amenities and attractions make it a very appealing location for many New York residents. Brooklyn is the lone borough in which non-regulated apartments outnumber rent-stabilized units. The borough has seen a significant number of new luxury residential rental and condo developments over the last few years particularly in neighborhoods such as Williamsburg, Greenpoint, Dumbo, Downtown Brooklyn & Park Slope. Neighborhoods such as Bedford Stuyvesant, Sunset Park, Brownsville, Bushwick, and Crown Heights are no longer secondary markets; they are now looked at as extremely opportunistic areas.

	2000	2005	2009	2010	2011	Rank ('00)	Rank ('10/'11)
Housing: Stock							
Housing Units	930,866	–	–	1,000,293	–	1	1
Units Issued New Certificates of Occupancy	1,473	4,117	6,223	5,557	1,832	4	1
Units Authorized by New Residential Building Permits	3,045	7,775	548	363	262	3	3
Homeownership Rate	27.1%	–	30.5%	30.2%	–	3	3
Property Tax Liability ($ millions)	–	$1,876.8	$2,141.4	$2,222.1	$2,313.8	–	3
Housing: Market							
Index of Housing Price Appreciation (2–4 family buildings)	100.0	200.6	170.4	166.7	155.4	–	1
Index of Housing Price Appreciation (1 family buildings)	100.0	193.5	177.9	183.7	182.9	–	1
Median Sales Price per Unit (2–4 family buildings)	$159,761	$274,476	$249,252	$240,453	$233,333	3	1
Median Sales Price per Unit (1 family buildings)	$305,406	$524,086	$481,158	$500,858	$490,000	1	1
Sales Volume (2–4 family buildings)	5,761	8,268	3,384	3,722	3,605	1	1
Sales Volume (1 family buildings)	2,620	2,989	1,378	1,485	1,322	3	3
Median Monthly Rent (all renters)	–	$1,013	$1,056	$1,090	–	–	4
Median Monthly Rent (recent movers)	–	$1,176	$1,259	$1,306	–	–	3
Median Rent Burden	–	31.4%	32.0%	32.8%	–	–	4
Housing: Finance							
Home Purchase Loan Rate (per 1,000 properties)	–	49.6	19.4	23.1	–	–	1
High Cost Home Purchase Loans (% of home purchase loans)	–	23.7%	3.3%	0.9%	–	–	3
Refinance Loan Rate (per 1,000 properties)	–	57.3	24.7	18.1	–	–	3
High Cost Refinance Loans (% of refinance loans)	–	32.7%	2.9%	2.8%	–	–	2
FHA/VA-Backed Home Purchase Loans (% of home purchase loans)	–	0.8%	14.8%	21.8%	–	–	4
Notices of Foreclosure (all residential properties)	2,785	2,649	6,984	6,240	4,772	1	1
Notices of Foreclosure Rate (per 1,000 1–4 family properties)	11.3	11.3	28.5	25.2	19.2	3	2
Properties that Entered REO	364	60	170	160	44	2	2
Tax Delinquencies (% of residential properties delinquent ≥ 1 year)	6.4%	1.5%	2.7%	–	–	3	–
Housing: Quality and Crowding							
Serious Housing Code Violations (per 1,000 rental units)	–	63.7	64.0	64.1	64.2	–	2
Severe Crowding Rate (% of renter households)	–	2.8%	5.1%	4.5%	–	–	3
Population: Demographics							
Population	2,465,326	–	–	2,504,700	–	1	1
Population Density (1,000 persons per square mile)	34.9	–	–	35.4	–	2	2
Foreign-Born Population	37.8%	–	36.5%	37.8%	–	2	2
Percent White	36.0%	–	–	35.7%	–	3	3
Percent Black	35.7%	–	–	31.9%	–	1	1
Percent Hispanic	20.5%	–	–	19.8%	–	4	4
Percent Asian	7.8%	–	–	10.4%	–	3	3
Households with Children under 18 Years Old	38.2%	–	34.1%	34.2%	–	3	3
Population Aged 65 and Older	11.5%	–	11.7%	11.5%	–	4	4
Median Household Income	$43,619	$43,478	$45,151	$43,342	–	4	4
Income Diversity Ratio	6.2	6.3	6.0	5.7	–	3	3
Share of Population Living in Integrated Tracts	22.5%	–	–	25.1%	–	2	2

Brooklyn

Brooklyn Market Overview



Brooklyn Residential Rental Market

New York employment market is ranked 3rd in the country. Apartment vacancy rates in the Northeast are the lowest in the country (During the last two recessions, New York residential market experienced less than 1.0% annual market rent decreases).

Brooklyn vacancy rate is expected to be under 2% this year. Inventory in Brooklyn is expected to be tight with only approx. 725 new construction units coming to market this year in 2012.

The strength of the NYC economy means more college graduates migrate to NYC from rest of the country for jobs. Quite often, their rental apartment in Brooklyn becomes their first New York City home. These trends, coupled with a very tight inventory of new construction rental units, caused rental rates to increase considerably in the last couple of years.

Below chart shows year over year rent growth for new construction rental units in Brooklyn, at 10% for 2010 and projected at over 7% for 2011.

	Rent Growth		Vacancy Rate		New Construction (Units)	
	Brooklyn	Manhattan	Brooklyn	Manhattan	Brooklyn	Manhattan
2007	9.8%	8.0%	3.2%	2.3%	400	1,650
2008	5.0%	1.0%	1.9%	2.8%	25	1,425
2009	-5.0%	-7.5%	2.4%	3.5%	550	1,450
2010	10.1%	4.5%	2.4%	3.6%	1,614	4,925
2011*	7.0%	5.2%	1.9%	3.3%	725	2,408

Source: Marcus & Millichap



14



Brooklyn Market Overview

Brooklyn Commercial Sales

The Brooklyn commercial real estate market boomed in 2012. Our team verified a total of 1,621 commercial sales with a total consideration of $4.38 Billion, double the dollar volume from 2011 and approx. 40% increase in total number of sales*.

Residentially-zoned Development sites saw the biggest increase in year-over-year transaction volume per asset class, with 217 sales. Dollar volume saw a 221% increase with a consideration of over $695M in 2012; up from approx. $216M in 2011.

Commercial sales in the South Brooklyn region showed strong results, with a total consideration of over $916M, with over $821M in retail sales, most of which stem from the sale of Kings Plaza Mall, the largest NYC transaction that sold for $751M.

Sales of multifamily buildings represented approx. 34% of the dollar volume in 2012 with 585 transactions, the most transactions of any category, totaling approx. $1.3B. The Bed-Stuy/Bushwick/Crown Heights region had the highest number of transactions with 529 in 2012 for a total consideration of over $568M, almost double the dollar volume of 2011.

The average deal size went up 45% from approx. $1,800,000 in 2011, to approx. $2,600,000 in 2012. Transactions of $10M and over jumped from 2011 with 29 trades totaling approximately $660M, to 59 trades totaling over $2.2B in 2012.

Other transactions including conversion properties, residentially zoned industrial buildings, hotels and special use properties had a total of $478M in dollar volume and 127 Other commercial properties sold this year.

Brooklyn Commercial Property Sales in 2012 - Dollar and Transaction Volume by Asset Class and Region

Region	Multi-Family	Mixed Use	Retail	Development	Industrial	Sub-Total	Other	Grand Total
Bed Stuy/Bushwick/Crown Heights	$ 315,717,157	$ 85,469,829	$ 41,321,170	$ 63,972,903	$ 35,868,488	$ 542,349,547	$ 26,559,000	$ 568,908,547
# of Sales	251	137	25	76	17	506	23	529
East Brooklyn	$ 53,720,279	$ 11,918,450	$ 148,655,999	$ 7,640,335	$ 31,371,479	$ 253,306,542	$ 4,548,892	$ 257,855,434
# of Sales	24	30	20	2	8	104	6	110
Greater Flatbush	$ 266,045,900	$ 64,498,767	$ 60,398,080	$ 21,652,695	$ 21,007,499	$ 433,602,941	$ 66,284,575	$ 499,887,516
# of Sales	94	103	38	22	13	262	27	289
Downtown Brooklyn & Park Slope	$ 327,517,431	$ 54,070,500	$ 54,758,321	$ 211,710,866	$ 88,695,065	$ 736,752,183	$ 200,866,441	$ 937,618,624
# of Sales	76	39	18	51	22	206	24	230
South Brooklyn	$ 31,942,500	$ 21,220,405	$ 821,383,318	$ 21,810,000	$ 1,412,607	$ 897,768,830	$ 18,735,367	$ 916,504,197
# of Sales	8	29	25	6	2	90	10	100
Williamsburg/Greenpoint	$ 239,042,336	$ 106,535,325	$ 22,610,000	$ 361,426,374	$ 74,684,584	$ 804,298,619	$ 154,071,993	$ 958,370,612
# of Sales	63	34	7	32	27	163	31	194
West Brooklyn	$ 113,194,705	$ 53,921,510	$ 32,955,000	$ 7,505,525	$ 31,095,000	$ 238,671,740	$ 7,748,000	$ 246,419,740
# of Sales	58	60	16	9	20	163	8	189
Dollar Volume 2012	$ 1,347,180,308	$ 397,634,786	$ 1,182,081,888	$ 695,718,698	$ 284,134,722	$ 3,906,750,402	$ 478,814,268	$ 4,385,564,670
Number of Transactions 2012	585	432	141	217	119	1494	127	1621
Y/Y Dollar Volume Increase	54%	33%	499%	221%	-6%	107%		
Y/Y Number of Transaction Increase	51%	22%	37%	81%	37%	42%		

Neighborhood Information

TERRACRG
COMMERCIAL REALTY GROUP

East Flatbush

East Flatbush borders are highly subjective, its northern border is roughly at Empire Boulevard and East New York Avenue east of East 91st Street, its southern border is in the vicinity of the LIRR Bay Ridge Branch, its eastern border is roughly at East 98th Street and its western border is roughly at New York Avenue.

East Flatbush is home to three major hospitals, Kings County Hospital, SUNY Downstate Medical Center, and Kingsbrook Jewish Medical Center. In Summer 2006, the City of New York renamed a portion of Church Avenue from Remsen Avenue to East 98th Street in East Flatbush as *Bob Marley Boulevard*. East Flatbush is patrolled by the NYPD's 67th Precinct.

As of 2000 U.S. Census there 84,498 people living in East Flatbush, with 29,242 housing units. East Flatbush generally is very similar in nature to neighboring Flatbush; so much so that some consider the two neighborhoods to be the same community.

While the communities themselves are generally similar in character, East Flatbush does not enjoy the same level of access to the subway as Flatbush. The B,Q Line and the 2,5 Line both have a number of stops located in Flatbush. In contrast, the subway at best only skirts the borders of East Flatbush. Many East Flatbush residents often have to take a train and a bus to commute to and from work.

Subway Stations
2,5 at Winthrop Street
2,5 at Church Avenue
2,5 at Beverly Road



Sources: WikiPedia & New York Times & New York Daily News



Neighborhood Information

East Flatbush Demographics

East Flatbush, along with Prospect-Lefferts Gardens, is part of Community Board 17. The total population is over 140,000 residents among 3.4 square miles. Median income in Community Board 17 is approximately $44,563 as of 2010.



	2010	Rank
Population	140,285	27
Population Density (1,000 persons per square mile)	46.2	20
Median Household Income	$44,563	31
Income Diversity Ratio	5.0	30
Public and Subsidized Rental Housing Units (% of rental units)	5.0%	42
Rent-Regulated Units (% of rental units)[1]	51.1%	17
Residential Units within 1/2 Mile of a Subway/Rail Entrance	55.2%	42
Unused Capacity Rate (% of land area)	30.6%	25
Racial Diversity Index	0.16	55
Rental Vacancy Rate[2]	4.5%	17

Household Income Distribution by New York City Income Quintile

- $0-$18,540
- $18,540-$38,189
- $38,189-$63,682
- $63,682-$109,629
- $109,629+

22.0% 20.5% 24.8% 19.4% 13.4%

Racial and Ethnic Composition

BK 17 in 2000 NYC in 2000 BK 17 in 2010 NYC in 2010

White Black Hispanic Asian

Neighborhood Information

Brooklyn Map





Neighborhood Information

Subway Map



Neighborhood Information

Bus Map



345 Lenox Road, Brooklyn, NY 11226

Property Evaluation



Property Evaluation

Property Information

Property Information

Address:	345 Lenox Rd
	Brooklyn, NY 11226
Neighborhood:	Flatbush
Cross Streets:	Corner of New York Ave & Nostrand Ave
Block:	4837
Lots:	73
Lot Size:	35 ft x 200 ft
Building Class:	V0
Lot SF:	7,000
Zoning:	R7-1
FAR:	3.44
Gross Buildable SF:	24,080

Approved Plans

1 Bedroom:	10
2 Bedroom:	10
3 Bedroom:	2
Total Res. Units:	22
Gross Building SF:	28,750
Net Building SF:	24,570
Above Grade SF:	19,650
Assessment (12/13):	$25,450
Taxes (12/13):	$4,726



Property Evaluation



Revenue Analysis

28,750

Rental Income Calculation

		No. Units	Gross BSF	Loss Factor	Net Leasable	Rent/SF		Annual Rent	
Residential	1 Bedrooms	10	849	15%	677	$ 35	$	236,950	$ 1,975
	2 Bedrooms	10	1,233	15%	988	$ 34	$	335,920	$ 2,799
	3 Bedrooms	2	1,656	15%	1,500	$ 32	$	96,000	$ 4,000
Parking/Bike Parking							$	25,000	
Total Gross Building SF			24,750		19,650		$	693,870	

Projected Operating Expenses @		$ 6.25			$ 154,688

		Projected Net Operating Income	$ 539,183

Annual NOI @ Cap Rate of 6.25% = Final Value When Built & Fully Leased	=	$ 8,626,920
	Per/Net SF	$ 439

Construction Hard Costs:

	Square Feet	X	$/SF	=	Costs
Hard Construction Cost Above Grade	24,570		$ 195		$ 4,791,150
Total Hard Costs:	24,570				$ 4,791,150

Development Soft Costs:

	Basis	Years	Rate	=	Costs
Legal Fees	$ 4,791,150		1.50%		$ 71,867
Architect Fee	$ 4,791,150		0.50%		$ 23,956
Contingency/Reserves	$ 4,791,150		3.00%		$ 143,735
Marketing and Leasing Commissions					$ 104,081
Total Soft Costs					$ 343,638
Debt Service (Construction Loan) 65%	$ 6,903,380	2.00	5.50%		$ 493,592
Total Construction & Development Costs:					$ 5,628,380
	Construction & Development Costs per Gross SF:			$	227
Developer's Profit	$ 8,626,920		20.00%		$ 1,725,384
Total Sellout Value					$ 8,626,920
	Total Hard & Soft Costs			$	5,628,380
	Developer's Profit			$	1,725,384
Residual Land Value				$	1,273,156
			SAY:	$	1,275,000

	Price/ Building SF	$	44
	Price/ Above Grade SF	$	52

Yield Analysis

Project Costs

Land Acquisition	$	1,275,000
Construction & Development Costs	$	5,628,380
Total Project Costs	$	6,903,380

Capital Requirements

Construction Financing	$	4,487,197
Equity Required	$	2,416,183

Returns

Sellout Value (minus closing costs)	$	8,109,305
Profit	$	1,205,925
NOI	$	539,183
Yield on Cost		7.8%
Return on Equity		71%

345 Lenox Road, Brooklyn, NY 11226



Property Evaluation

Comparable Sales Analysis

Comparable Sales of Large Development Sites

Address	Distance	Class	Zoning	FAR	Lot SF	Appr GBSF	Sale Date	Sale Price	PBSF	
293 Hawthorne St	0.40	G9	R6	3.00	6,647	19,941	4/29/2013	$ 625,000	$ 31	*
320 Lincoln Rd	0.50	V0	R6	2.20	2,835	6,237	1/6/2012	$ 190,000	$ 30	
396 Lefferts Ave	0.52	V0	R6	2.20	2,200	4,840	4/18/2012	$ 125,000	$ 26	
521 Maple St	0.53	V0	R6	2.20	2,200	4,840	9/12/2012	$ 250,000	$ 52	
2514 Albemarle Rd	0.57	G7	R6	2.20	14,310	31,482	9/19/2012	$ 835,000	$ 27	
163 Veronica Pl	0.63	G7	R6	2.20	2,504	5,509	10/15/2012	$ 130,000	$ 24	
783 E 9 St	2.00	V0	R7A	4.00	4,000	16,000	12/27/2012	$ 900,000	$ 56	
AVERAGE:									$ 35	

Price/Buildable SF Analysis

VALUE	=		BUILDABLE SF	24,570
	X		AVG PPSF	$ 35
			VALUE	$862,256
			SAY	$860,000

Property Evaluation

Summary

Evaluation Summary			Jul-13
345 Lenox Rd			
DEVELOPMENT VALUE			
Rental Development		$	1,275,000
COMPARABLE SALES VALUE			
Development Comp Value		$	860,000
ESTIMATED MARKET VALUE	$	860,000 to $	1,275,000
SUGGESTED ASKING PRICE		$	1,325,000
Per Gross Buildable SF		$	55





Marketing Strategy



Marketing Strategy

Maximize Sales Price and Optimize Terms

The key objective of our marketing program is to achieve the highest sale price for the property at the best terms possible.

Aggressively exposing the property to different target markets and generate a continuous stream of qualified leads for the property	Ensure property is being positioned in the best possible light to potential buyers, the community and the media	Manage the deal flow and negotiation process while selecting the most qualified candidates and optimizing the terms of the transaction for the benefit of the seller



Marketing Strategy

Bidding Process

The more buyers will hear about the property, the more buyers see the property and make offers — the higher the price we can achieve



Maximum Reach		Multiple Bids		Highest Price

Maximum Reach

Mail
Phone   All Buyers
Email   All Brokers
Web
Signs
Ads

2,000-5,000 Contacts Directly Reached

Multiple Bids

5-15 Offers per Listing

Highest Price

Negotiation leverage created by the competitive bidding environment enables us to achieve the highest sale price

Marketing Strategy

Marketing Process

Our proposed Marketing and Deal Management Process is outlined below







Marketing Strategy

Marketing Process – Lead Generation

Throughout the process, we will reach the most possible prospects through a combination of the following on-going activities:

Phone Calls
Approx. 500 contacts will be called on a monthly basis (see target markets to follow)

Mailings
5,000 pieces of direct mail (letter/postcard) will be mailed

Signage
Signs on the building are possible but not required

Online Marketing and Advertising
LoopNet, NY Times, Google Ad Words, Property Shark, Editorial Trade Sites, etc.

Trade and Local PR
Mentions in the Real Estate Journal, Real Estate Weekly, Real Deal, Brooklyn Eagle, etc.

Participation in Networking Events
Our sponsorships of existing local events, cooperation with the Brooklyn Chamber of Commerce, networking events

Marketing Strategy

Setup Example



Development – Brooklyn

630-632 Lorimer Street, Brooklyn NY 11211

Site with Approved Plans & 421a – Over 14,000 BSF

Williamsburg

Property Information

Address:	630-632 Lorimer Street Brooklyn, NY 11211
Neighborhood:	Williamsburg
Cross Streets:	Jackson St & Skillman Ave
Block:	2747
Lot:	4, 5
Lot Size:	50 ft x 100 ft
Zoning:	R6B/C2-4
Lot SF:	5,000

Approved Plans

Gross SF:	14,052
Outdoor SF:	5,286
Units:	12
Stories:	4 + Mezzanine



For More Information
Please Contact
Exclusive Agents:

Ofer Cohen
Founder & President
ocohen@terracrg.com

Melissa DiBella
Partner, Senior VP
mdibella@terracrg.com

Dan Marks
VP, Investment Sales
dmarks@terracrg.com

Peter Matheos
Senior Associate
pmatheos@terracrg.com

Michael Hernandez
Senior Associate
mhernandez@terracrg.com

(718) 768-6888

TerraCRG has been retained to exclusively represent ownership in the sale of the development site located at 630-632 Lorimer Street in the Williamsburg neighborhood of Brooklyn.

The 50 ft x 100 ft site sits between Jackson Street and Skillman Avenue, and is zoned R6B/C2-4. The property will be delivered with a 421a Certificate of Eligibility, and approved plans for an approximately 14,052 Gross SF building consisting of 12 units over 4 stories plus a mezzanine.

Williamsburg is home to a thriving art community and the property sits just two blocks from one of its main thoroughfares: Metropolitan Avenue. The neighborhood has been a magnet for people moving to the city. Residential rents for new construction buildings in Williamsburg are fetching over $50/SF and the recent condo pricing has been reaching above the $950/SF mark.

The property is only two blocks from the L Lorimer Street / G Metropolitan Avenue subway station; just two stops from Manhattan and four stops away from Union Square, with access to the L,N,Q,R,4,5,6 Trains.

Please contact exclusive agents for the full offering memorandum. All offers should be submitted in writing to TerraCRG.



Asking Price
$3,545,000



345 Lenox Road, Brooklyn, NY 11226

Marketing Strategy

Postcard Example





Marketing Strategy

Our Database

Brooklyn-Specific Database
Includes all buyers, investors, developers and tenants that are actively seeking Brooklyn property

Over the years we have developed unparalleled databases of Buyers and Commercial Tenants in the Brooklyn market. The list is segmented into 4 main categories: Industrial, Development, Multifamily and Retail Each lists is being updated on a daily basis with new leads and being maintained on an on-going basis for contact information and requirement accuracy. The following lists will be utilized by TerraCRG through a combination of phone calls and mailings upon launching the marketing program:

Date Added	First	Company	Address	Phone 1	Fax	Email	Industrial	Retail	Office	Hotel	Industrial SF
5/12/2006	Mike			917-999-8888			Y	N	N	N	5,000
5/19/2006	Darren			917-999-8888			Y	N	N	N	5,000
5/20/2006	Albert			917-999-8888			Y	N	N	N	5,000
5/23/2006	Eric		271 41st Street	917-999-8888	718-768-5090		Y	N	N	N	5,000
6/7/2006	Sam			917-999-8888			Y	N	N	N	5,000
6/27/2006	Mike			917-999-8888			Y	N	N	N	5,000
6/27/2006	George		26 Court St. Suite 1301	917-999-8888	718-855-1518		Y	N	N	N	5,000
6/29/2006	Joseph			917-999-8888			Y	N	N	N	5,000
7/7/2006	Michael			917-999-8888	718-234-4243		Y	N	N	N	5,000
8/25/2006	Eddie			917-999-8888	718-608-1242		Y	N	N	N	5,000
9/5/2006	Billy			917-999-8888			Y	N	N	N	5,000
9/6/2006	Peter			917-999-8888			Y	N	N	N	5,000
10/23/2006	Elliott			917-999-8888			Y	N	N	Y	5,000
10/27/2006	Sam			917-999-8888	718-965-6010		Y	N	N	N	5,000
10/30/2006	Ofer			917-999-8888			Y	N	N	N	5,000
11/8/2006	Norman			917-999-8888			Y	N	N	Y	5,000
11/13/2006	Edward			917-999-8888			Y	N	N	N	5,000
11/17/2006	Peter			917-999-8888			Y	N	N	N	5,000
11/27/2006	Peter			917-999-8888	718-680-5005		Y	N	N	N	5,000
12/13/2006	Tony			917-999-8888	718-743-2583		Y	N	Y	Y	5,000
12/19/2006	Michael			917-999-8888			Y	N	N	N	5,000
1/19/2007	Song			917-999-8888			Y	N	N	Y	5,000
1/20/2007	Joe			917-999-8888			Y	N	N	N	5,000
1/29/2007	Ken			917-999-8888	718-832-2755		Y	N	N	N	5,000
1/30/2007	Vinny			917-999-8888	718-494-6840		Y	N	N	N	5,000
1/31/2007	Tommy			917-999-8888	718-510-8068		Y	N	N	N	5,000
2/20/2007	Raj			917-999-8888			Y	N	N	N	5,000
3/5/2007	Eddie			917-999-8888			Y	N	N	N	5,000
3/19/2007	Josh			917-999-8888			Y	N	N	N	5,000
3/20/2007	Serena			917-999-8888			Y	N	N	N	5,000
3/29/2007	Reggie			917-999-8888			Y	N	N	Y	5,000
4/5/2007	Tom			917-999-8888			Y	N	N	Y	5,000
4/23/2007	Richard			917-999-8888			Y	N	N	N	5,000
4/26/2007	Nick			917-999-8888	718-256-9778		Y	N	N	N	5,000
5/17/2007	Alex			917-999-8888			Y	N	N	Y	5,000
5/31/2007	Ian			917-999-8888			Y	N	N	N	5,000
6/11/2007	Alam			917-999-8888			Y	N	N	N	5,000
6/13/2007	Jacob			917-999-8888			Y	N	N	N	5,000

Our database includes over 4,500 contacts that have been actively looking for commercial property in Brooklyn over the last 24 months.

Marketing Strategy



Our Database

Includes Most Active Buyers, Investors, Developers in Brooklyn

Over the years we have developed unparalleled databases of Buyers and Tenants in the Brooklyn Commercial Real Estate Market.

Each list is being updated on a daily basis with new leads and being maintained on an on-going basis for contact information and requirement accuracy.

Brooklyn Investors. This list includes approx. 4500 investors that have expressed interest in purchasing an investment property in Brooklyn.

Property Owners. This list is an up-to-date and accurate list of each and every commercial property owner in Brooklyn. This is not a public records list but rather a confirmed database of current owners with name, mailing address and phone number. We are maintaining this list on an on-going basis.

Brooklyn Developers. This list includes developers that have expressed interest in residential & commercial developments in Brooklyn.

Retailers List: Approx. 1,500 retail contacts, this list includes all national and regional chains and segmented by industry.

Commercial Brokers List: This list includes commercial real estate agents in New York City. Many are Manhattan-based large firm tenant reps, but some are local, Brooklyn based shops. There are approx. 1,000 brokers on this list



Marketing Strategy

Our Database

Includes Most Active Buyers, Investors, Developers in Brooklyn

Brooklyn Large Industrial and Office Property Owners. Approximately 500 contacts of owners of building of 50,000 Sq. Ft and up.

Downtown Brooklyn Office Tenant Directory. Approx. 1,400 Office Tenants in Downtown Brooklyn.

Manhattan Office Users. This list includes business owners in different categories segmented by Zip Code.

Brooklyn Tenants. This list includes business owner in Brooklyn segmented by industry. It includes businesses ranging from manufacturers and retailers to sole proprietors and professional service providers.

Marketing Strategy



Progress Reports

Bi-Weekly and/or Monthly Reports will be produced and presented to the Owners

Every lead will be captured into a centralized database system and will contain all contact information as well requirement and specifications

All offers, proposals and terms will be logged

Any significant communication and feedback from the market will be submitted to the seller

Marketing Strategy

Marketing Schedule

When	What
Week 1-2	Marketing Preparation
Week 3-5	Property Exposure
Week 5-8	Bidding Process
Week 9-12	Contract Negotiation and Signing
Week 13-20	Contract Period/Due Diligence
Week 21-24	Anticipated Closing Schedule
TOTAL PROCESS	Approx. 4-6 Months

The Company



345 Lenox Road, Brooklyn, NY 11226

38

The Company



TerraCRG is a commercial brokerage and advisory firm focused solely on transactions in the Brooklyn market. The firm focuses on the following key services:

BROKERAGE
• Investment Sales: Multi-Family, Mixed Use
• Development – Land Sales, Joint Ventures and Advisory
• Industrial - Sales and Leasing
• Retail - Sales and Leasing

ADVISORY
• Loan Sale Advisory & REOs
• Distressed Assets, Bank Workouts & Loan Restructuring
• Debt/Equity Financing and Joint Ventures

Brooklyn Market Expertise

In Depth Market Data

Extensive Buyer Database

Proven Marketing Methodology

Our Mission
We believe our business is about people and relationships. We will strive to attract the best people in the industry by combining a unique entrepreneurial platform with best-of-breed marketing infrastructure. We are bullish on the Brooklyn market and believe this is one of the most fascinating places in the world to practice commercial real estate brokerage. We are committed to be on the forefront of Technology and believe that our services are Intelligence and Market Data Driven. We promise to be socially responsible and support the communities in which we operate by being involved in local activism and charity.

The Company



Recent Closed Transactions Handled by TerraCRG

265 Fourth Avenue, Multifamily, Park Slope
267 Flatbush Avenue, Mixed Use, Prospect Heights
181 12th Street, Multifamily, Park Slope
10 Underhill Avenue, Industrial, Prospect Heights
120 Kingston Avenue, Multifamily, Flatbush
1819 Beverly Road, Multifamily,
693 Union Street, Park Slope
533 8th Avenue, Multifamily, Park Slope
1241 Flatbush Avenue, Multifamily, Flatbush
184 Kent Avenue, Retail Lease, Williamsburg
553 Wilson Avenue, Multifamily, Bushwick
75 St. Marks Avenue, Multifamily, Prospect Heights
207 12th Street, Multifamily, Park Slope
564 Central Avenue, Multifamily, Bushwick
760 3rd Avenue, Industrial, Sunset Park
238 8th Street, Multifamily, Park Slope
262-264 Greene Avenue, Development, Clinton Hill
137 5th Avenue, Mixed-Use, Park Slope
375 Prospect Place, Development, Prospect Heights
156 Broadway, Development, Williamsburg
420-430 Carroll Street, Development, Gowanus
466 State Street, Multifamily, Boerum Hill
385 McDonald Avenue, Multifamily, Kingston
186 Middleton Street, Multifamily, Williamsburg
182 Flatbush Avenue, Retail, Park Slope
16 Dean Street, Multifamily, Boerum Hill
500 Sterling Place, Development, Prospect Heights
700 Sackett Street, Multifamily, Carroll Gardens
480 Nostrand Avenue (Equity Placement) Bedford Stuyvesant
149 4th Avenue, Mixed-Use, Park Slope
731 4th Avenue, Industrial, Sunset Park
171 15th Street, Multifamily, Park Slope
11-13 St Marks Place, Development, Boerum Hill
258-262 Greene Avenue, Development, Clinton Hill
538 Washington Avenue, Development, Clinton Hill

301 East 26th Street, Mixed-Use, East Flatbush
6303-6311 5th Avenue, Industrial, Sunset Park
414-416 Tompkins Avenue, Mixed-Use, Bedford Stuyvesant
380 Harman Street, Industrial, Bushwick
5601 First Avenue, Industrial, Sunset Park
652-654 Bergen Street, Development, Prospect Heights
97 Lynch Street, Development, Williamsburg
90 Clermont Avenue, Multifamily, Fort Greene
323-325 20th Street, Development, South Slope
683 4th Avenue, Development, South Slope
53 Broadway, Development, Williamsburg
1347 Greene Avenue, Mixed-Use, Bushwick
105 Wilson Avenue, Mixed-Use, Bushwick
704 Eighth Avenue, Mixed-Use, Park Slope
260 67th Street, Multifamily, Sunset Park
280 Bond Street, Industrial Lease, Gowanus
545 Washington/ Parking Garage, Clinton Hill
5315 5th Avenue, Mixed-Use, Sunset Park
154 Bleecker Street, Multifamily, Bushwick
300 Harman Street, Multifamily, Bushwick
175 Irving Avenue, Mixed-Use, Bushwick
29 Lexington Avenue, Development, Clinton Hill
510 Flatbush Ave, Development, Prospect Lefferts
564-566 Sterling Place, Development, Crown Heights
1707 Ave U, Retail Lease, Sheepshead Bay
37-41 Lexington Ave, Development, Clinton Hill
36-44 Putnam Avenue, Development, Clinton Hill
462 Baltic Street, Development, Gowanus
191-193 Huron Street, Development, Greenpoint
6013 8th Avenue, Retail Lease, Sunset Park
15-17 Judge Street, Multifamily (Loan), East Williamsburg
61 Patchen Avenue, Multifamily, Bedford Stuyvesant
5620 First Avenue, Industrial Lease, Sunset Park
268 St. Marks Avenue, Development, Prospect Heights
232 Adelphi, Development, Fort Greene

138 15th Street, Development, Sunset Park
1100 Bedford Avenue, Mixed-Use, Bedford Stuyvesant
125 42nd Street, Industrial Lease, Sunset Park
231 Norman Avenue, Industrial, Greenpoint
547 Throop Avenue, Mixed-Use, Bedford Stuyvesant
ORO Retail Condo 2, Retail, Downtown Brooklyn
338 37th Street, Industrial Lease, Sunset Park
45-49 4th Street, Industrial, Gowanus
250 4th Avenue, Retail Lease, Park Slope
4312 2nd Avenue, Industrial Lease, Sunset Park
335 51st Street, SRO, Sunset Park
ORO Retail Condo 1, Retail, Downtown Brooklyn
212 26th Street, Multifamily, South Slope
25 Lexington Avenue, Development, Clinton Hill
418 Macon Street, Multifamily, Bedford Stuyvesant
151 21st Street, Industrial Lease, Sunset Park
593 3rd Ave, Retail Lease, South Slope
226 Linden Blvd, Development, Prospect Lefferts
922 Bergen Street, Industrial, Crown Heights
1327 Pacific Street, Multifamily (Loan), Crown Heights
392 Atlantic Avenue, Development, Boerum Hill
354 Franklin Avenue, Multifamily, Crown Heights
334 51st Street, SRO, Sunset Park
886 Fulton Street, Retail, Clinton Hill
16 4th Street, Development, Carroll Gardens
332 Douglass Street, Industrial Lease, Park Slope
110 8th Street, Industrial Lease, Sunset Park
219 51st Street, Industrial Lease, Sunset Park
142 5th Street, Industrial Lease, Sunset Park
210 42nd Street, Industrial Lease, Sunset Park
4701 First Avenue, Industrial, Sunset Park
357 49th Street, Development, Sunset Park
5121 2nd Avenue, Industrial Lease, Sunset Park
6402 8th Avenue, Retail Lease, Sunset Park



The Company

Ofer Cohen, Founder & President



ocohen@terracrg.com
718-768-6888

Recently Closed Transactions:
267 Flatbush Avenue
75 St. Marks Avenue
500 Sterling Place
652-654 Bergen Street
97 Lynch Street
90 Clermont Avenue
323-325 20th Street
683 4th Avenue
53 Broadway
704 Eighth Avenue
280 Bond Street
545 Washington
29 Lexington Avenue
Lincoln Rd & Flatbush Ave
564-566 Sterling Place
37-41 Lexington Ave
36-44 Putnam Avenue
462 Baltic Street
191-193 Huron Street
6013 8th Avenue
15-17 Judge Street
25 Lexington Avenue
268-270 St. Marks Ave
232 Adelphi
138 15th Street
1100 Bedford Avenue
4312 2nd Avenue
335 51st Street

Ofer Cohen is the founder and president of TerraCRG. He founded the firm during the first quarter of 2008 with the vision of creating a new type of commercial brokerage and advisory firm. One that focuses solely on the Brooklyn market and efficiently responds to the Brooklyn Commercial Real Estate market and its participants, during all stages of the market cycle. The firm occupies newly redeveloped office space across from the Atlantic Yards.

Under Ofer's leadership, during its first four years of operations, TerraCRG established itself as a Brooklyn market leader, by effectively responding to the needs of property owners, developers, lenders and investors. Ofer and his focused team diligently worked through many of the transactions that did occur when credit markets tightened in the recession of 2008-2010. The team was a vital force during the recovery that became evident with the strong market of 2011. The team, comprised of seasoned professionals, possess a strong understanding of the unique dynamics and trends in Brooklyn's commercial real estate market.

Over almost a decade, Ofer was involved in the formal marketing of over 250 Brooklyn properties, including large development sites in Williamsburg and greater Downtown Brooklyn, multifamily buildings, large industrial properties as well as distressed debt loan sales. Ofer's focus and involvement in Brooklyn transactions made him a trusted advisor for owners, investors, lenders, development firms and private equity funds looking to capitalize on the growth and potential of the Brooklyn market. He is well versed with the Brooklyn residential development market, the multifamily market as well as industrial and retail properties.

Prior to founding TerraCRG, Ofer was a senior broker at Massey Knakal Realty's Brooklyn office where he developed his passion and expertise of selling Brooklyn buildings. Prior to that, Ofer was a Partner and Head of Marketing for DayNam, LLC, a New-York based boutique marketing agency that focuses on helping foreign ventures launch their operations in the U.S. market. Earlier in his career, Ofer managed product development, brand strategy, and marketing communications at SonicNet, one of the first NYC-based internet firms (acquired by MTV Networks in 1999).

Ofer regularly speaks at industry conferences, being interviewed by the media about the Brooklyn state of the market and is active in the Brooklyn Chamber of Commerce. He is also supporting several Brooklyn non-profits.

Ofer served in the Israeli Defense Forces and holds a BS in Business, Management and Economics from the State University of New York. Ofer lives with his wife and twin daughters in the Prospect Heights section of Brooklyn. In his spare time he enjoys road biking, gourmet cooking and fine wine.



The Company

Melissa DiBella, Partner, Senior Vice President



mdibella@terracrg.com
718-768-6888

Melissa DiBella is a founding member of the TerraCRG team. She has been instrumental in the creation of the Brooklyn focused commercial real estate firm since the beginning of 2008. In only five short years, TerraCRG has established itself to be one of Brooklyn's leading firms; ranked number 2 in the 2012 Top 10 Brooklyn Commercial Brokerage Firm ranking by CoStar.

As Partner and Senior Vice President at the firm, Melissa is the heart of the company's operations, acting as a Senior Broker on sales & leasing transactions while overseeing operations, sales support, marketing/advertising & business development.

Melissa focuses on investment sales in the Greater Downtown Brooklyn area, Williamsburg and Greenpoint neighborhoods as well as Brooklyn development and land sale transactions, selling over 1 Million buildable SF in Brooklyn with her team over the last couple years.

In just 7 years of her Real Estate career, she took part in the marketing and sales of over $300 Million worth of multi-family, mixed use, industrial, development and retail properties in the Brooklyn area.
Previously, Melissa worked at Massey Knakal Realty Services in the Brooklyn office as an Associate alongside Senior Broker Ofer Cohen where she gained an extensive knowledge base of the industrial real estate market covering the Sunset Park section of the borough. While at Massey Knakal Melissa assisted in the execution of the complete sales process including market research, property evaluations, design & distribution of marketing materials, managing client relationships, negotiations & the closing of the property.

A graduate of Wagner College, Ms. DiBella earned her Bachelor of Science degree in Business Administration with a concentration in Marketing. While in College, Melissa was the Captain of the Cheerleading team and helped further develop the Cheerleading program by advancing the team's choreography and assisting with the design of new uniforms.

Melissa grew up in Manalapan, New Jersey and currently resides with her fiancé in midtown Manhattan.



The Company

Dan Marks, Vice President, Investment Sales & Leasing



dmarks@terracrg.com
718-285-9367

Daniel Marks brings over 8 years of commercial real estate sales & leasing experience to TerraCRG. Dan joined the firm at the start of 2012 as Vice President, with a focus on traditionally industrial neighborhoods in the Brooklyn market.

Dan continues to grow TerraCRG's market presence while maintaining a vast knowledge of Brooklyn's many diverse and integral industrial enclaves. He serves Brooklyn's property owners and tenants as a market expert while providing advisory and exclusive representation in the sale or leasing of all types of investment properties.

Prior to joining TerraCRG, Dan was a Partner at Emerald Real Estate Group; a premier commercial real estate management and brokerage firm located in Boulder, CO. During his 7 year practice with Emerald, Dan worked on over 1,100 commercial transactions with experience as a property manager, leasing agent, seller agent, buyer agent, landlord rep, and tenant rep.

Prior to working with Emerald, Dan spent 4 years as a Corporate Sales rep in Chicago for Tribune Company as well as Turner Broadcasting. During his time in Chicago, Dan worked on national accounts including Southwest Airlines, Best Buy, International Trucks, and Miller Brewing Company.

Dan received his BA degree from Marquette University and holds a MBA degree from The Leeds School of Business at The University of Colorado.

Dan currently resides in Park Slope. In his spare time he enjoys running, tennis, golf, and watching live sporting and music events. Dan has run several marathons including New York, Chicago, Marine Corps, Boulder, and Big Sur.

Affiliations:
Brooklyn Chamber of Commerce
Southwest Brooklyn Industrial Development Corporation

The Company



Peter Matheos, Senior Associate



Peter Matheos joined TerraCRG in 2008 as an intern, part of the original TerraCRG team. The internship lent itself to licensure and working alongside Ofer Cohen and Melissa DiBella, in the sales and leasing of commercial properties. Peter also supports TerraCRG with market research, property evaluations and marketing implementation.

Previously, Peter worked at Marathon Bank in Brooklyn for over three years where he learned about the inner-workings of the banking and finance industries. His experience at Marathon has provided him with insight to the current economic market.

Peter is a recent graduate of CUNY College of Staten Island, where earned a double Bachelors degree in Marketing and Management, with a minor in Finance. A property owner himself, Peter manages two multifamily buildings, located in Sunset Park & Bay Ridge.

Peter is a Brooklyn native and was raised, and resides in the Bay Ridge neighborhood of Brooklyn.

pmatheos@terracrg.com
718-768-6888

44



The Company

Mike Hernandez, Senior Associate



mhernandez@terracrg.com
718-768-6888

Mike Hernandez is in the firms' leading sales team and has been involved in a wide range of transactions; his primary focus is investment sales in the Greater Downtown Brooklyn area, Prospect and Crown Heights, and Williamsburg and Greenpoint neighborhoods, as well as Brooklyn development and land sale transactions; selling over 1 Billion buildable SF in Brooklyn with his team over the last couple years. He has been the liaison between buyers and sellers, and has invested his expertise in the marketing of some of Brooklyn's most desired properties. Mike is a confident hard working individual and TerraCRG is honored to have him on the team.

In just 3 years of his Real Estate career, he took part in the marketing and sales of over $150 Million dollars' worth of multifamily, mixed use, industrial, and development properties in the Brooklyn area.

Mike joined the TerraCRG team in the summer of 2010 as an intern. Working alongside senior brokers of the firm, Mike proved to be a leading full time candidate and earned an Associate position in the firm in Fall of 2010. His aggressive approach and rapidly growing knowledge in the Brooklyn market led him to the position of Senior Sales Associate in Fall of 2012.

Prior to joining TerraCRG, Mike spent eight years in the fitness industry working at the Sports Center at Chelsea Piers. There he gained sales experience from selling fitness merchandise and several different types of training packages to a wide variety of clientele.

Mike graduated from SUNY Potsdam, where he earned his Bachelor's Degree in Business. While at SUNY Potsdam, Mike was an extremely active member of his fraternity Phi Kappa Sigma, where he held several leadership roles including Vice President, New Member Educator and Head of Recruitment.

Mike is a born and raised New York City native. In his spare time he enjoys exercising and maintaining a strong relationship with his fraternity, Phi Kappa Sigma.



The Company

Adam Hess, Partner, Senior Vice President



ahess@terracrg.com
718-310-3296

Adam Hess joined TerraCRG as a Partner and Senior Vice President in March 2011. As the Senior Vice President of Sales for TerraCRG 's investment sales division, Adam is responsible for continuing to grow TerraCRG 's investment building sales division and to increase its already significant market share in Brooklyn. As one of the few Brokers that has spent his entire career focusing exclusively on the Brooklyn market, Adam has been a part of the incredible growth of the Brooklyn investment building sales market and understands the incredibly bright future of the City's greatest Borough.

Adam Hess came to TerraCRG with over 10 years of experience in the real estate industry; first as a real estate focused litigation attorney from 2000 to 2005 and then as a real estate broker for Massey Knakal Realty Services. Adam joined Massey Knakal in 2005 as the Director of Sales for South Slope, Sunset Park and Windsor Terrace. During his tenure there, Adam worked on investment sales transactions with an aggregate value of over 200M. He completed more than 40 transactions, the majority of which were large multi-family and mixed use sales. Adam's expertise in completing multi-family and mixed-use sales has proven to be a valuable asset to hundreds of property owners in Brooklyn. Adam has performed evaluations on over 700 mixed-use and multifamily assets in Brooklyn. He has also developed a niche expertise since the collapse of the credit markets in 2007 as he has closed more than 20 transactions in which the owner sold their property and held a mortgage. This has allowed owners to sell quickly, achieve a premium sale price even in a down market and continue to provide themselves with long-term monthly income without the hassles of managing a building.

Adam received his Bachelor of Arts in Psychology from the University of Rochester in 1997 and obtained his Juris Doctorate from Benjamin N. Cardozo School of Law in 2000. He lives in Park Slope with his wife, four year old son and two year old daughter. He enjoys time with his family, Nets basketball and is an avid scuba diver.



The Company

Geoffrey T. Bailey, Vice President



gbailey@terracrg.com
718-395-1878

Geoffrey Bailey brings over 15 years as a sales and marketing executive to TerraCRG. Geoff joined TerraCRG in the Spring of 2010 as Vice President of Retail Services after being a principle in numerous entrepreneurial and real estate focused ventures. As VP of Retail Services, Geoff is responsible for building a retail practice focused on the vibrant Brooklyn market. The opportunity is vast as there is no other professional commercial brokerage firm focused solely on Brooklyn and the incredible retail opportunities this borough presents.

Before joining TerraCRG, Geoff spent five years as Director of Sales and First Vice President of Sales in Brooklyn and New Jersey for Massey Knakal Realty Services. While at Massey Knakal, Geoff was involved in the leasing of over 250,000 sq. ft. of commercial space in Canarsie and completed numerous transactions throughout Southeast Brooklyn. In November 2008, Geoff was selected to lead the firm's expansion into Newark and Essex County NJ, where he completed the first two transactions for the newly created New Jersey division.

Before that, Geoff was Chief Operating Office of The Sitaro Group, a consultancy focused on the corporate marketing function where he worked with clients including IBM, Cisco Systems and Philips Electronics. At Sitaro Group he managed client relationships and project engagements at the highest levels of fortune 50 companies.

Geoff holds a BA of Finance from Loyola College in Maryland and is a graduate of Christian Brothers Academy in Lincroft, NJ. He lives in Tribeca with his wife and daughter. He manages a family portfolio of nationwide NNN properties and is active in redeveloping family owned lands. He enjoys time with his family, thoroughbred racing, Yankee baseball, swimming, skiing, biking, and playing guitar.

Affiliations:
ICSC - International Council of Shopping Centers
Brooklyn Chamber of Commerce
Newark Regional Business Partnership



TERRACRG
COMMERCIAL REALTY GROUP

The Company

Matthew Cosentino, VP, Investment Sales



mcosentino@terracrg.com
718-395-1877

Matthew Cosentino joined TerraCRG in the winter of 2010 as a Senior Associate of Investment Sales. Matt is responsible for building the multi family and mixed-use practice in the rapidly developing Bushwick and Bedford Stuyvesant neighborhoods.

Before joining TerraCRG, Matt was a trial attorney at Jones Day. At Jones Day, Matt represented numerous high profile clients including the Royal Family of Brunei, American Electric Power ("AEP"), and Cablevision. As part of his representation of AEP, Matt assisted the corporation in obtaining a $123 million judgment in a contract dispute related to a power generating facility AEP built in Louisiana. Matt represented Prince Jefri Bolkiah, Prince of Brunei, in a highly publicized case in which Prince Jefri sued his former advisors for fraud and breaches of fiduciary duty. Matt also was involved in asylum related cases, including the successful representation of a Moroccan man seeking asylum in the United States based on persecution in his homeland.

Matt also worked as an attorney at the New York City Department of Education where he was lead attorney representing the Department in "rubber room" related arbitrations in order to terminate teachers charged with incompetence.

Matt is a member of the New York State bar, holds a law degree from Georgetown University Law Center and a BSBA in Marketing from Georgetown University. Matt enjoys spending time with his wife Liz (a public school teacher in Brooklyn) and his dog Roscoe.



The Company

Efrat Sharon, Senior VP, Debt Financing



esharon@terracrg.com
718-568-9261

Efrat Sharon joined TerraCRG as a Partner and Senior Vice President of Finance in November 2011. As the head of Debt Financing, Efrat Sharon is responsible for providing the firm's clients with an array of debt and equity capital solutions for the development, acquisition and refinance of all property types, income producing and other, including permanent and short term debt, construction financing, mezzanine and equity participation loans, etc.

Efrat Sharon has been involved in the debt markets for over a decade, nationally and locally, with a special focus on multifamily properties in New York City and the boroughs. Her expertise lies in structuring and negotiating commercial real estate loans with institutional capital sources including banks, life insurance companies, securitized lenders, debt funds and mezzanine lenders.

Efrat Sharon came to TerraCRG with over 11 years of experience in the real estate industry; first on the ownership side as at a boutique acquisition shop, where she was involved with the acquisition of a 1,000-unit portfolio of rental apartment and mixed-use buildings in Upper Manhattan and the Bronx; then from 2005 as a Vice President in CBRE Capital Markets New York City office, where she has been involved in the placement of over $1 billion in debt and equity for all commercial property types including office, retail, industrial and multifamily as well as specialized products like owner-occupied, hotel and resort, single tenant built-to-suit, etc. During her tenure at CB Richard Ellis Capital Markets Efrat Sharon has developed a vast relationship network of capital sources while acquiring extensive experience in underwriting and closing financing transactions. In 2011 Efrat spent seven months as a loan officer at Metropolitan Funding Corp., a direct HUD FHA lender for commercial multifamily properties, sourcing, underwriting and processing permanent and construction government-insured debt for the development, acquisition and refinance of multifamily and healthcare projects.

Efrat holds a Bachelor of Arts in Philosophy and Film-Making from Tel Aviv University and an Executive MBA from Columbia Business School.

345 Lenox Road, Brooklyn, NY 11226

For More Information
Please Contact:

Ofer Cohen
Founder & President
ocohen@terracrg.com

Melissa DiBella
Partner, Senior Vice President
mdibella@terracrg.com

Dan Marks
V.P. Investment Sales & Leasing
dmarks@terracrg.com

Peter Matheos
Senior Associate
pmatheos@terracrg.com

Michael Hernandez
Senior Associate
mhernandez@terracrg.com

(718) 768-6888

Terra CRG, LLC
Licensed Real Estate Broker
592 Pacific Street, Suite B, Brooklyn, NY 11217
P: 718-768-6888
F: 718-768-6288
www.terracrg.com

